Exhibit 99.1
TABLE OF CONTENTS

Financial Summary	3	Specific Items Included in Operating Income and Net Earnings (Loss)	15

Business Drivers	5	Business Segment Review	20

Financial Overview	7	Other Items Analysis	28

Business Highlights	8	Liquidity and Capital Resources	31

Supplemental Information on Non-IFRS Measures	11	Consolidated Financial Position as at September 30, 2014 and December 31, 2013	34

Financial Results for 3-month Periods Ended September 30, 2014 and 2013	13	Near-term Outlook	35

Financial Results for 9-month Periods Ended September 30, 2014 and 2013	14	Unaudited Condensed Interim Consolidated Financial Statements	46

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2014 and 2013, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 5, 2014, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and, working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization, or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, the premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items on discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

TO OUR SHAREHOLDERS
CASCADES REPORTS THIRD-QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $964 million
(compared to $966 million in Q2 2014 (+0%) and $932 million in Q3 2013 (+3%))

•	Excluding specific items

◦	EBITDA of $97 million
(compared to $91 million in Q2 2014 (+7%) and $95 million in Q3 2013 (+2%))

◦	Net earnings per share of $0.04 (compared to $0.08 in Q2 2014 and $0.07 in Q3 2013)

•	Including specific items

◦	EBITDA of $98 million
(compared to $48 million in Q2 2014 (+104%) and $102 million in Q3 2013 (-4%))

◦	Net loss per share of $0.17 (compared to $0.88 in Q2 2014 and net earnings of $0.12 in Q3 2013)

•	Net debt of $1,640 million (compared to $1,645 million as at June 30, 2014)

STRATEGIC HIGHLIGHTS

•	Initiated installation of a new tissue converting facility in Wagram, North Carolina

•	Permanent closure of the kraft paper mill in East Angus, Québec

•	Machine rebuild at Reno De Medici's Santa Giustina mill

•	Q2 2014 refinancing resulting in interest savings and an extension of maturities

•	Start-up of the new tissue paper machine in Oregon on October 25

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION 1

(in millions of Canadian dollars, except amounts per share)	Q3 2014	Q2 2014	Q3 2013

Sales	964	966	932
Excluding specific items [2]
Operating income before depreciation and amortization (OIBD or EBITDA)	97	91	95
Operating income	52	45	51
Net earnings	4	7	7
per common share	$0.04	$0.08	$0.07
Margin (OIBD or EBITDA)	10.1%	9.4%	10.2%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	98	48	102
Operating income	53	2	58
Net earnings (loss)	(16)	(83)	11
per common share	$(0.17)	$(0.88)	$0.12
Note 1 - Our results have been adjusted to account for the reclassification of discontinued operations for current and comparative periods.
Note 2 - Refer to "Supplemental Information on Non-IFRS Measures" section.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS 1,2

(in millions of Canadian dollars)	Q3 2014	Q2 2014	Q3 2013

Packaging Products
Containerboard	50	43	42
Boxboard Europe	14	19	9
Discontinued Operations - Boxboard Europe	—	1	2
Specialty Products	16	13	15
Discontinued Operations - Specialty Products	(4)	(3)	(3)

Tissue Papers	32	23	39

Corporate Activities	(11)	(5)	(9)
OIBD excluding specific items	97	91	95
Note 1 - Our results have been adjusted to account for the reclassification of discontinued operations for current and comparative periods.
Note 2 - Refer to "Supplemental Information on Non-IFRS Measures" section.

We are encouraged by the fact that our results continued to show improvement notwithstanding lost time and damages resulting from a major fire which occurred in the raw material stock piles at our Niagara Falls operations during the quarter. Despite this unfortunate event, EBITDA excluding specific items increased on a sequential and year-over-year basis. All our groups in North America showed improved results compared to the previous quarter, helped by better productivity, favourable exchange rates, higher tissue volume and lower landed cost for brown recycled papers. In Europe, our boxboard operations were impacted by the seasonal production slowdown which was amplified this year by the downtime for the machine rebuild at Reno De Medici's Santa Giustina mill.

As for our Greenpac mill, the fire in Niagara Falls also prevented the mill from contributing positively to earnings per share during the quarter, as anticipated. The mill rapidly resumed production following the fire and continues to generate improved cash flows. On the sales and production front, the Greenpac mill is performing as expected and the team is now focusing on the development and roll-out of its value-added lightweight grades.

MARIO PLOURDE
President and Chief Executive Officer
November 5, 2014

4	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS DRIVERS
Cascades' results are impacted by the fluctuations of the U.S. dollar and Euro against the Canadian dollar, as well as by energy prices and by the cost of raw material.

EXCHANGE RATES	MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS
For the third quarter of 2014, the average value of the Canadian dollar remained stable and gained 4% against the American dollar and the Euro respectively, compared to the previous quarter. The Canadian dollar was 5% lower against its U.S. counterpart and the Euro compared to the same period last year.

In regards to price, the average selling price index for our manufacturing operations in North America decreased by 1% in the third quarter of 2014 in U.S. dollars compared to the previous quarter. Lower containerboard prices more than offset higher boxboard and tissue papers prices. Year over year, the growth in average selling prices in the boxboard segment was offset by declining prices in containerboard and tissue papers. As a result, the index experienced a decrease of 5%. Prices for products manufactured by the Specialty Products Group are now excluded from the index.
For the third quarter of 2014, average raw material costs were 3% and 5% lower compared to the previous quarter and the same period last year, respectively. These decreases were mainly driven by lower recycled fiber costs.

1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
US$/CAN$
EURO€/CAN$

1,400
1,300
1,200
1,100
1,000
900
700
600
500
400
300
200
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Selling prices index (US$)[1]
Raw materials index (US$)[2]

ENERGY COSTS
With regards to energy costs, the average price of natural gas decreased by 13% compared to the second quarter of 2014. Compared to the same period last year, however, it increased by 13%. In the case of crude oil, the average price remained stable compared to the previous quarter and was 1% higher than in Q3 2013.

8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
110
100
90
80
70
60
50
40
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Natural gas (US$/mmBtu)
Crude oil (US$/barrel)

SENSITIVITY TABLE

Please refer to page 18 of the 2013 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the US$/CAN$ exchange rate, assuming, for each price change, that all other variables remain constant.

1 The Cascades North American selling prices index represents an approximation of the manufacturing selling prices in North America for the Containerboard Group and Tissue Papers Group. It is weighted according to shipments and is based on publication prices. It includes some of Cascades’ main products, for which prices are available in PPI Pulp & Paper Week magazine and on the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix.

2 The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	5

	2012	2013					2014			Q3 2014 over Q3 2013		Q3 2014 over Q2 2014
These indexes should only be used as indicators of trends and they are different from our actual selling prices or purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	(units)	(%)	(units)	(%)
Selling prices (average)
Cascades North American US$ index (2005 index = 1,000) [1]	1,252	1,266	1,320	1,348	1,323	1,314	1,284	1,306	1,287	(61)	(5)%	(19)	(1)%
PACKAGING PRODUCTS
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. clay coated news (transaction)	900	880	912	942	955	922	955	955	955	13	1%	—	—
Europe (Euro/ton)
Recycled white-lined chipboard (GD2) index [2]	680	656	656	670	671	663	671	671	671	1	—	—	—
Virgin coated duplex boxboard (GC2) index [3]	1,121	1,086	1,086	1,086	1,086	1,086	1,097	1,098	1,095	9	1%	(3)	—
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S. (transaction)	657	690	740	740	740	728	740	740	740	—	—	—	—
Corrugating medium 26-lb. semichemical, Eastern U.S. (transaction)	627	660	710	710	710	698	710	710	700	(10)	(1)%	(10)	(1)%
Specialty Products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. bending chip (transaction)	662	653	665	682	690	673	690	700	700	18	3%	—	—
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	692	740	755	758	770	756	785	800	800	42	6%	—	—
Tissue Papers (US$/ton)
Parent rolls, recycled fibres (transaction)	1,238	1,199	1,200	1,135	1,106	1,160	1,068	1,038	1,041	(94)	(8)%	3	—
Parent rolls, virgin fibres (transaction)	1,366	1,338	1,372	1,387	1,367	1,366	1,289	1,259	1,270	(117)	(8)%	11	1%
Raw materials (average)
Cascades North American US$ index (2005 index = 300) [4]	370	353	348	358	360	355	360	352	341	(17)	(5)%	(11)	(3)%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Midwest & Northeast average)	104	94	98	102	102	99	100	93	86	(16)	(16)%	(7)	(8)%
Special news, no. 8 (ONP - Midwest & Northeast average)	76	67	65	58	58	62	58	58	58	—	—	—	—
Sorted office papers, no. 37 (SOP - Midwest & Northeast average)	154	150	138	135	134	139	140	143	145	10	7%	2	1%
Europe (Euro/ton)
Recovered paper index [5]	111	111	119	114	116	115	115	107	108	(6)	(5)%	1	1%
VIRGIN PULP (US$/ton)
Bleached softwood kraft Northern, Eastern U.S.	873	898	937	947	983	941	1,017	1,030	1,030	83	9%	—	—
Bleached hardwood kraft Northern mixed, Eastern U.S.	750	791	853	873	860	844	872	873	843	(30)	(3)%	(30)	(3)%
Source: RISI and Cascades.

1 See Note 1 on page 5.
2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2014.
3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been reset as of
January 1, 2014.
4 See Note 2 on page 5.
5 The Cascades recovered paper index represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2014.

6	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW

2013
The year 2013 was highlighted by favourable market conditions as we benefited from higher selling prices in our containerboard activities, stable recycled fibre prices and a favourable Canadian dollar. We were also able to increase our total shipments by 4%. On the other hand, business conditions remained challenging in Europe and the operational efficiencies at some of our manufacturing facilities in North America were not up to our normal standards. We also incurred additional costs related to our initiatives of upgrading our information systems and the re-engineering of our business processes. As a result, we improved our operating results for the second year in a row, as our OIBD excluding specific items increased by 16% over 2012.

2014
The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the first nine months of the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the Euro as well as lower energy costs, but these factors ere partially offset by higher raw materials costs compared to last year.

In the third quarter, our Corporate activities results include $3 million in direct cost related to fire incidents at our Niagara Falls, USA, mill and Etobicoke, Ontario, converting plant of the Containerboard Group. In addition, these incidents negatively affected operating income of the Containerboard Group for approximately $2 million due to lost margin on nearly 7,000 tons while we incurred supplemental amortization expense of $1 million following damages to some buildings and equipment. Our share of results of associates and joint ventures in the third quarter was negatively impacted by an amount estimated at $4 million following two incidents at the Greenpac mill. A fire system malfunction inside the warehouse and a raw material fire located outside the mill resulted in cleaning costs and lost profit on an estimation of 7,000 tons1.

In regards to sales, we experienced higher selling prices and shipments for our containerboard activities, while our tissue paper activities volume and average selling prices were lower than last year when excluding the currency exchange rate impact. Our European boxboard activities sales were higher although shipments were stable compared to last year. For the first nine months of 2014, our OIBD excluding specific items increased by $24 million, or 10%, compared to the same period in 2013.

For the 3-month period ended September 30, 2014, the Corporation posted a net loss of $16 million, or $0.17 per share, compared to net earnings of $11 million, or $0.12 per share, in the same period of 2013. Excluding specific items, which are discussed in detail on pages 15 to 19, we posted net earnings of $4 million during the period, or $0.04 per share, compared to net earnings of $7 million or $0.07 per share in the same period of 2013. Sales increased by 3%, or $32 million, to reach $964 million during the period, compared to $932 million in the same period of 2013. The Corporation recorded an operating income of $53 million during the period, compared to $58 million in the same period of 2013. Excluding specific items, operating income stood at $52 million during the period, compared to $51 million in the same period of 2013 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures).

For the 9-month period ended September 30, 2014, the Corporation posted a net loss of $100 million, or $1.06 per share, compared to net earnings of $5 million, or $0.06 per share, in the same period of 2013. Excluding specific items, which are discussed in detail on pages 15 to 19, we posted net earnings of $12 million during the period, or $0.13 per share, compared to $11 million or $0.12 per share in the same period of 2013. Sales increased by 6%, or $158 million, to reach $2,851 million during the period, compared to $2,693 million in the same period of 2013. The Corporation recorded an operating income of $92 million during the period, compared to $115 million in the same period of 2013. Excluding specific items, operating income stood at $130 million during the period, compared to $113 million in the same period of 2013 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures).

During the third quarter of 2014, we optimized our North American capital structure and incurred a one-time withholding tax, negatively affecting our provision for income taxes and net earnings for $14 million or $0.15 per share.

1 Pro forma figures based on normalized average daily production and current month margin as well as unplanned downtime taken.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	7

BUSINESS HIGHLIGHTS

In 2014 and 2013, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results.

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS

2014

BOXBOARD EUROPE

•
On April 9, 2014, following a consultation process with the unions, the Corporation announced closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•
Effective June 30, 2014, we sold our fine papers activities for an amount of $39 million, before transaction fees of $1 million, of which $37 million was received at the date of the transaction and a selling price balance of $2 million has been received during the third quarter. A negative preliminary working capital adjustment of $2 million was recorded and paid by the Corporation during the third quarter. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

•
On July 9, 2014, we announced the permanent closure of our kraft paper manufacturing activities located in East Angus, Québec. On September 26, 2014, we definitively ceased operations of the mill. Results and cash flows have been reclassified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•
On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic Provinces related to our plants in St. John's, Newfoundland, and Moncton, New Brunswick. The transaction was closed on February 1, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On August 18, 2014, we announced the strategic optimization and expansion of Tissue Papers activities in the Southeastern United States with the installation of a new tissue converting facility in Wagram, North Carolina. This investment will reorganize and expand our converting activities in that area, which is a targeted region of growth for the Corporation. The total estimated cost of the project is US$55 million (of which $15 million has already been spent). New equipment will be installed progressively and will start production at the end of 2014 and throughout the first half of 2015.

ii. On June 19, 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. As of June 30, 2014, we allocated the proceeds of these new notes to repurchase US$294 million of notes due in 2017 and $148 million of notes due in 2016, and paid a premium totaling $20 million and refinancing costs of $13 million. On July 21, 2014, we redeemed the remaining senior notes for US$206 million and $52 million, and we paid a premium of $11 million. The refinancing of these notes will reduce our future interest expense by approximately $15 million annually.

iii. During the third quarter of 2013, we announced plans to increase tissue paper production capacity at our plant in St. Helens, Oregon. The project, of which the total cost was initially estimated to be $35 million, consists in converting and starting up a second paper machine at our Oregon plant. The retrofitting of an existing machine will allow us to bring an additional capacity of 55,000 tons to this market at a lower capital cost and on a faster timeline than if we were to build a new machine. The project started its ramp up period on October 25, 2014. Total cost of this project after the ramp-up period is expected to be $43 million ($11 million spent in 2013).

iv. In 2013 and 2014, the results of our European boxboard operations were, from time to time, positively impacted by energy savings certificates ("white certificates"). These certificates of energy efficiency are awarded by the Italian authorities for the promotion and reward of energy savings achieved through approved projects. The recognition of these credits in our operating results is done once the approval of a project is received from the authorities. We may continue to received such credits in 2014 and 2015.

8	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

KEY PERFORMANCE INDICATORS
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

					2012	2013					2014
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.) [1]
Packaging Products
Containerboard	302	297	298	293	1,190	296	324	334	314	1,268	309	337	337	983
Boxboard Europe	277	285	261	281	1,104	299	301	260	277	1,137	303	293	261	857
Discontinued operations - Boxboard Europe, net of intercompany transactions	(14)	(12)	(14)	(14)	(54)	(13)	(14)	(11)	(14)	(52)	(13)	(10)	(4)	(27)
Specialty Products [2]	98	97	99	91	385	94	94	93	90	371	94	93	65	252
Discontinued operations - Specialty Products, net of intercompany transactions	(52)	(52)	(52)	(49)	(205)	(53)	(52)	(48)	(50)	(203)	(53)	(52)	(24)	(129)
	611	615	592	602	2,420	623	653	628	617	2,521	640	661	635	1,936
Tissue Papers	130	146	147	141	564	143	149	153	138	583	130	140	153	423
Total	741	761	739	743	2,984	766	802	781	755	3,104	770	801	788	2,359

Integration rate [3]
Containerboard only	65%	68%	70%	69%	68%	68%	61%	58%	54%	60%	59%	53%	57%	56%
Tissue Papers	72%	68%	68%	69%	69%	69%	70%	71%	72%	70%	71%	70%	69%	70%

Manufacturing capacity utilization rate [4]
Packaging Products
Containerboard only	90%	88%	88%	87%	88%	88%	91%	90%	89%	87%	85%	93%	94%	91%
Boxboard Europe	92%	95%	86%	93%	92%	99%	99%	86%	91%	94%	99%	96%	90%	95%
Specialty Products (paper only)	78%	77%	79%	72%	77%	76%	76%	74%	72%	75%	76%	73%	78%	75%
Tissue Papers	94%	98%	97%	94%	96%	98%	98%	100%	93%	97%	90%	95%	100%	95%
Total	89%	90%	87%	88%	88%	91%	93%	88%	87%	90%	90%	91%	91%	91%

Energy cons.[5] - GJ/ton	11.86	11.18	10.89	11.71	11.41	12.30	10.69	10.40	11.54	11.22	11.92	11.07	10.36	11.13

Work accidents [6] - OSHA frequency rate	3.20	3.80	4.60	3.50	3.78	3.10	3.30	3.10	3.20	3.20	3.30	3.50	3.50	3.40
FINANCIAL
Return on assets [7]
Packaging Products
Containerboard	7%	7%	7%	7%	7%	8%	9%	10%	11%	11%	12%	13%	13%	13%
Boxboard Europe	7%	6%	6%	6%	6%	6%	6%	6%	7%	7%	9%	10%	11%	11%
Specialty Products	7%	8%	8%	9%	9%	9%	10%	10%	12%	12%	12%	12%	14%	14%
Tissue Papers	11%	15%	17%	19%	19%	18%	18%	18%	18%	18%	17%	15%	13%	13%
Consolidated return on assets	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%	9.6%	9.9%	9.9%
Return on capital employed [8]	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%	2.9%	3.2%	4.0%	4.0%	4.1%	4.2%	4.4%	4.4%

Working capital [9]
In millions of $, at end of period	536	549	524	455	455	488	543	485	455	455	526	469	460	460
% of sales [10]	14.8%	15.0%	14.8%	14.4%	14.4%	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%	12.7%	12.6%	12.6%
1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Starting in Q3 2014, industrial packaging shipments only for all current and comparative periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Not adjusted for discontinued operations.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6 Starting in Q1 2013, the rate includes Papersource and Bird Packaging. Excluding RdM for all periods and Djupafors in Q2 2014. Not adjusted for discontinued operations.
7 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of joint ventures, excluding specific items, divided by the average LTM
capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for discontinued operations.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	9

HISTORICAL FINANCIAL INFORMATION

	2012					2013					2014
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
Sales
Packaging Products
Containerboard	284	300	299	306	1,189	298	335	353	328	1,314	330	363	366	1,059
Boxboard Europe	204	208	181	198	791	212	215	194	216	837	246	232	199	677
Discontinued operations - Boxboard Europe, net of intercompany	(14)	(13)	(14)	(12)	(53)	(14)	(12)	(11)	(14)	(51)	(14)	(12)	(6)	(32)
Specialty Products	202	209	197	183	791	189	196	197	192	774	203	207	167	577
Discontinued operations - Specialty Products, net of intercompany	(58)	(55)	(58)	(53)	(224)	(57)	(57)	(55)	(57)	(226)	(63)	(61)	(22)	(146)
Inter-segment sales	(17)	(17)	(14)	(14)	(62)	(13)	(14)	(13)	(14)	(54)	(14)	(15)	(12)	(41)
	601	632	591	608	2,432	615	663	665	651	2,594	688	714	692	2,094
Tissue Papers	229	255	253	242	979	241	264	279	249	1,033	245	257	282	784
Inter-segment sales and Corporate activities	(9)	(9)	(7)	(10)	(35)	(11)	(11)	(12)	(9)	(43)	(12)	(5)	(10)	(27)
Total	821	878	837	840	3,376	845	916	932	891	3,584	921	966	964	2,851
Operating income (loss)
Packaging Products
Containerboard	8	(1)	7	(29)	(15)	11	21	33	28	93	23	9	36	68
Boxboard Europe	4	—	(1)	(2)	1	2	1	—	(10)	(7)	14	(1)	4	17
Discontinued operations - Boxboard Europe	—	1	—	1	2	—	2	3	13	18	1	12	—	13
Specialty Products	5	8	8	2	23	5	9	(12)	4	6	6	(37)	10	(21)
Discontinued operations - Specialty Products	(1)	(1)	(2)	1	(3)	—	(3)	18	(5)	10	(2)	33	(2)	29
	16	7	12	(27)	8	18	30	42	30	120	42	16	48	106
Tissue Papers	21	26	24	21	92	18	23	29	36	106	9	11	20	40
Corporate activities	(9)	(4)	(2)	(11)	(26)	(16)	(16)	(13)	(13)	(58)	(14)	(25)	(15)	(54)
Total	28	29	34	(17)	74	20	37	58	53	168	37	2	53	92
OIBD excluding specific items [1]
Packaging Products
Containerboard	21	23	26	25	95	25	33	42	46	146	33	43	50	126
Boxboard Europe	13	11	7	11	42	11	10	9	21	51	23	19	14	56
Discontinued operations - Boxboard Europe	—	1	(1)	1	1	—	2	2	2	6	1	1	—	2
Specialty Products	11	15	15	8	49	11	16	15	16	58	12	13	16	41
Discontinued operations - Specialty Products	(3)	(3)	(3)	(2)	(11)	(2)	(5)	(3)	(7)	(17)	(4)	(3)	(4)	(11)
	42	47	44	43	176	45	56	65	78	244	65	73	76	214
Tissue Papers	33	39	35	31	138	29	33	39	32	133	20	23	32	75
Corporate activities	(6)	(4)	(5)	(5)	(20)	(8)	(9)	(9)	(10)	(36)	(8)	(5)	(11)	(24)
Total	69	82	74	69	294	66	80	95	100	341	77	91	97	265

Net earnings (loss)	3	5	2	(32)	(22)	(8)	2	11	6	11	(1)	(83)	(16)	(100)
Excluding specific items [1]	1	5	4	(5)	5	(4)	8	7	18	29	1	7	4	12
Net earnings (loss) per share (in dollars)		.
Basic	$0.03	$0.05	$0.02	$(0.33)	$(0.23)	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)	$(0.88)	$(0.17)	$(1.06)
Basic, excluding specific items [1]	$0.01	$0.05	$0.05	$(0.06)	$0.05	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01	$0.08	$0.04	$0.13
Net earnings (loss) from continuing operations per share (in dollars)	$0.06	$0.05	$0.02	$(0.28)	$(0.15)	$(0.09)	$0.04	$0.28	$0.15	$0.38	$(0.01)	$(0.49)	$(0.18)	$(0.68)

Cash flow from operations including discontinued operations	48	37	42	34	161	46	41	78	61	226	60	26	92	178
Cash flow from discontinued operations	(1)	(2)	(3)	—	(6)	(1)	(1)	3	(4)	(3)	(1)	10	(5)	4
Cash flow from continuing operations [1]	47	35	39	34	155	45	40	81	57	223	59	36	87	182

Net debt [2]	1,524	1,585	1,542	1,535	1,535	1,581	1,675	1,601	1,612	1,612	1,708	1,645	1,640	1,640

Cascades North American US$ selling price index (2005 index = 1,000) [3]	1,274	1,230	1,236	1,267	1,252	1,266	1,320	1,348	1,323	1,314	1,284	1,306	1,287	1,292
Cascades North American US$ raw materials index (2005 index = 300) [3]	387	384	368	342	370	353	348	358	360	355	360	352	341	351
US$/CAN$	$1.00	$0.99	$1.01	$1.01	$1.00	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91	$0.92	$0.92	$0.91
EURO€/CAN$	$0.76	$0.77	$0.80	$0.78	$0.78	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66	$0.67	$0.69	$0.67
Natural Gas Henry Hub - US$/mmBtu	$2.74	$2.22	$2.81	$3.40	$2.79	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94	$4.67	$4.43	$4.68
Sources: Bloomberg and Cascades.
1 See “Supplemental Information on Non-IFRS Measures” section.
2 Defined as total debt less cash and cash equivalents.

3 See Notes 1 and 2 on page 5.

10	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss) attributable to Shareholders for the period	(16)	11	(100)	5
Net earnings attributable to non-controlling interest	1	1	8	2
Net loss (earnings) from discontinued operations for the period	(1)	16	36	17
Provision for income taxes	21	13	3	13
Share of results of associates and joint ventures	(1)	—	1	(2)
Foreign exchange loss (gain) on long-term debt and financial instruments	24	(11)	17	(4)
Financing expense, interest expense on future employee benefits and loss on refinancing of long term debt	25	28	127	84
Operating income	53	58	92	115
Specific items:
Loss (gain) on acquisitions, disposals and others	1	—	(4)	3
Impairment charges	—	—	41	—
Unrealized loss (gain) on financial instruments	(2)	(7)	1	(5)
	(1)	(7)	38	(2)
Operating income - excluding specific items	52	51	130	113
Depreciation and amortization	45	44	135	128
Operating income before depreciation and amortization - excluding specific items	97	95	265	241

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings excluding specific items and net earnings per share excluding specific items:

	NET EARNINGS (LOSS)				NET EARNINGS (LOSS) PER SHARE [1]
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per share)	2014	2013	2014	2013	2014	2013	2014	2013
As per IFRS	(16)	11	(100)	5	$(0.17)	$0.12	$(1.06)	$0.06
Specific items:
Loss (gain) on acquisitions, disposals and others	1	—	(4)	3	$0.01	—	$(0.03)	$0.03
Impairment charges	—	—	41	—	—	—	$0.31	—
Unrealized loss (gain) on financial instruments	(2)	(7)	1	(5)	$(0.02)	$(0.06)	—	$(0.04)
Loss on refinancing of long-term debt	—	—	44	—	—	—	$0.35	—
Unrealized gain on interest rates swaps	—	(1)	—	(1)	—	(0.01)	—	(0.01)
Foreign exchange loss (gain) on long-term debt and financial instruments	24	(11)	17	(4)	$0.22	$(0.10)	$0.15	$(0.04)
Share of results of associates, joint ventures and non-controlling interest	(2)	(5)	—	(5)	$(0.02)	$(0.04)	—	$(0.04)
Included in discontinued operations, net of tax	1	20	38	20	$0.02	$0.16	$0.41	$0.16
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(2)	—	(25)	(2)	—	—	—	—
	20	(4)	112	6	$0.21	$(0.05)	$1.19	$0.06
Excluding specific items	4	7	12	11	$0.04	$0.07	$0.13	$0.12
1 Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	11

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (adjusted) and cash flow from operating activities from continuing operations excluding specific items:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Cash flow from operating activities from continuing operations	96	102	123	135
Changes in non-cash working capital components	(9)	(21)	59	31
Cash flow from operating activities from continuing operations (adjusted)	87	81	182	166
Specific items, net of current income taxes if applicable:
Premium paid on long-term debt refinancing	11	—	31	—
Excluding specific items	98	81	213	166

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Cash flow from operating activities from continuing operations	96	102	123	135
Changes in non-cash working capital components	(9)	(21)	59	31
Depreciation and amortization	(45)	(44)	(135)	(128)
Income taxes received	(21)	(4)	(21)	(3)
Net financing expense paid	17	16	69	65
Premium paid on long-term debt refinancing	11	—	31	—
Gain (loss) on acquisitions, disposals and others	(1)	—	4	(3)
Impairment charges and restructuring costs	—	—	(41)	—
Unrealized loss (gain) on financial instruments	2	7	(1)	5
Dividend received, employee future benefits and others	3	2	4	13
Operating income	53	58	92	115
Depreciation and amortization	45	44	135	128
Operating income before depreciation and amortization	98	102	227	243

12	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013
Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

SALES
Sales increased by $32 million, or 3%, to $964 million in the third quarter of 2014, compared to $932 million in the same period of 2013, resulting mainly from the 5% depreciation of the Canadian dollar against the Euro and the U.S. dollar, and also from the average selling price increase and the higher volume in our Containerboard segment. That increase was partly offset by the disposal of one plant further to the creation of a joint venture in the Containerboard Group and lower average selling prices in both our Tissue Papers and Boxboard Europe segments.
OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $53 million in the third quarter of 2014, compared to $58 million in the same period of 2013, a decrease of $5 million mainly due to specific items recorded in 2013. The depreciation of the Canadian dollar, higher selling prices in our Containerboard Group and higher volume overall positively contributed to operating income. As well, we benefited from lower sub-contracting costs in our Tissue Papers Group as we completed the installation of a new converting line in the USA which increased our capacity. These factors were offset by the negative impacts of higher raw materials costs mainly resulting from a different mix of product sold in our Tissue Papers Group. Finally, our European boxboard activities received $2 million in white certificates in 2014 which lowered our energy expense compared to last year.

In addition, our operating income before depreciation was negatively impacted for approximately $5 million in 2014 following fire incidents resulting in additional maintenance and repair expenses and unplanned downtime for a shortfall of an estimation of 7,000 tons at our existing containerboard mill in Niagara Falls, USA, and converting plant in Etobicoke, Ontario. As well, in 2013, our operating income before depreciation was negatively impacted for approximately $2 million following a flooding incident resulting in additional maintenance and repair expenses, and unplanned downtime for a shortfall of an estimation of 6,000 tons at our existing containerboard mill in Niagara Falls5.
Excluding specific items, the operating income stood at $52 million in the third quarter of 2014, compared to $51 million in the same period of 2013 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these figures).

The main variances in sales and operating income in the third quarter of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

932
32
10
(5)
(5)
964
Sales Q3 2013
F/X CAN$
Volume
Other intercompany eliminations
Selling price & mix
Business closures & disposals
Sales Q3 2014

58
44
(7)
95
8
5
4
2
(5)
(12)
97
1
(45)
53
Q3 2013 Operating income
Depreciation & amortization
Specific items
Q3 2013 OIBD[4]
F/X CAN$[2]
Other costs[3]
Volume
Energy
Business closures & disposals
Selling price & mix
Raw materials[1]
Q3 2014 OIBD[4]
Specific items
Depreciation & amortization
Q3 2014 Operating income

1 Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based only on the Corporation's export sales less purchases that are impacted by exchange rate fluctuations, mainly the US$/CAN$ variation.
It also includes the impact of the exchange rate on the Corporation's working capital items and cash position.
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 20 to 27).

5 Pro forma figures based on normalized average daily production and current month margin as well as unplanned downtime taken.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	13

FINANCIAL RESULTS FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013
Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

SALES
Sales increased by $158 million, or 6%, to $2,851 million in the first nine months of 2014, compared to $2,693 million in the same period of 2013, resulting mainly from the 9% and 6% depreciation of the Canadian dollar against, the Euro and the U.S. dollar, respectively, and also from the average selling price increase in our Containerboard segment. That increase was partly offset by the lower volume in our Tissue Papers Group although shipments were higher in our Containerboard and Boxboard Europe groups.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $92 million in the first nine months of 2014, compared to $115 million in the same period of 2013, a decrease of $23 million. The reduction in operating income mainly comes from the specific items recorded in the second quarter of 2014, as described in the following pages. The depreciation of the Canadian dollar and the increase in the average selling price in our Containerboard Group, positively contributed to operating income. Lower production costs due to a favourable mix of products sold and lower sub-contracting costs in our Tissue Paper Group also increased operating income compared to last year. Finally, lower energy costs in our Boxboard Europe Group, including $7 million in white certificates received, also contributed positively to operating income. However, these elements were partly offset by the negative impacts of higher raw material mostly due to an increase in external purchases of paper rolls in our Containerboard Group and a different mix of products sold in our Tissue Papers Group.

Moreover, harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast led to higher energy costs of approximately $10 million during the first quarter of 2014, which was also negatively impacted by an estimation of $4 million resulting from a 14-day shutdown at our Trenton containerboard mill. As well, our operating income before depreciation was negatively impacted for approximately $5 million in the third quarter of 2014 following fire incidents resulting in additional maintenance and repair expenses, and unplanned downtime for a shortfall of around 7,000 tons at our existing containerboard mill in Niagara Falls, USA, and converting plant in Etobicoke, Ontario. In the third quarter of 2013, our operating income before depreciation was negatively impacted for approximately $2 million following flooding incidents resulting in additional maintenance and repair expenses, and unplanned downtime for a shortfall of an estimation of 6,000 tons at our existing containerboard mill in Niagara Falls5.

Excluding specific items, the operating income stood at $130 million in the first nine months of 2014, compared to $113 million in the same period of 2013 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these amounts).

The main variances in sales and operating income in the first nine months of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

2,693
152
7
4
4
(9)
2,851
Sales Q3 2013 YTD
F/X CAN$
Selling price & mix
Volume
Other intercompany eliminations
Business closures, acquis. & disposals
Sales Q3 2014 YTD

115
128
(2)
241
27
23
7
2
2
(1)
(36)
265
(38)
(135)
92
Q3 2013 YTD Operating income
Depreciation & amortization
Specific items
Q3 2013 YTD OIBD[4]
F/X CAN$[2]
Other costs[3]
Selling price & mix
Business closures & disposals
Energy
Volume
Raw materials[1]
Q3 2014 YTD OIBD[4]
Specific items
Depreciation & amortization
Q3 2014 YTD Operating income

For Notes 1 to 4, see definitions on page 13.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 36 to 43).

5 Pro forma figures based on normalized average daily production and current month margin as well as unplanned downtime taken.

14	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in the first nine months of 2014 and 2013 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended September 30,
	2014
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	36	4	10	20	(15)	—	(2)	53
Depreciation and amortization	15	10	4	12	4	—	—	45
Operating income (loss) before depreciation and amortization	51	14	14	32	(11)	—	(2)	98
Specific items :
Loss on acquisitions, disposals and others	1	—	2	—	—	—	(2)	1
Unrealized gain on financial instruments	(2)	—	—	—	—	—	—	(2)
	(1)	—	2	—	—	—	(2)	(1)
Operating income (loss) before depreciation and amortization - excluding specific items	50	14	16	32	(11)	—	(4)	97
Operating income (loss) - excluding specific items	35	4	12	20	(15)	—	(4)	52

	For the 3-month period ended September 30,
	2013
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	33	—	(12)	29	(13)	3	18	58
Depreciation and amortization	16	9	7	10	4	(1)	(1)	44
Operating income (loss) before depreciation and amortization	49	9	(5)	39	(9)	2	17	102
Specific items :
Impairment charges	—	—	20	—	—	—	(20)	—
Unrealized gain on financial instruments	(7)	—	—	—	—	—	—	(7)
	(7)	—	20	—	—	—	(20)	(7)
Operating income (loss) before depreciation and amortization - excluding specific items	42	9	15	39	(9)	2	(3)	95
Operating income (loss) - excluding specific items	26	—	8	29	(13)	3	(2)	51

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	15

	For the 9-month period ended September 30,
	2014
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	68	17	(21)	40	(54)	13	29	92
Depreciation and amortization	46	28	17	35	12	—	(3)	135
Operating income (loss) before depreciation and amortization	114	45	(4)	75	(42)	13	26	227
Specific items :
Loss (gain) on acquisitions, disposals and others	(4)	—	40	—	—	—	(40)	(4)
Impairment charges	17	4	10	—	16	(4)	(2)	41
Restructuring costs	—	7	(5)	—	—	(7)	5	—
Unrealized loss (gain) on financial instruments	(1)	—	—	—	2	—	—	1
	12	11	45	—	18	(11)	(37)	38
Operating income (loss) before depreciation and amortization - excluding specific items	126	56	41	75	(24)	2	(11)	265
Operating income (loss) - excluding specific items	80	28	24	40	(36)	2	(8)	130

	For the 9-month period ended September 30,
	2013
(in millions of Canadian dollars)	Container- board	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Discon. oper. - Boxboard Europe	Discon. Oper. - Specialty Products	Consolidated
Operating income (loss)	65	3	2	70	(45)	5	15	115
Depreciation and amortization	44	27	20	31	12	(1)	(5)	128
Operating income (loss) before depreciation and amortization	109	30	22	101	(33)	4	10	243
Specific items :
Loss (gain) on acquisitions, disposals and others	(2)	—	—	—	5	—	—	3
Impairment charges	—	—	20	—	—	—	(20)	—
Unrealized loss (gain) on financial instruments	(7)	—	—	—	2	—	—	(5)
	(9)	—	20	—	7	—	(20)	(2)
Operating income (loss) before depreciation and amortization - excluding specific items	100	30	42	101	(26)	4	(10)	241
Operating income (loss) - excluding specific items	56	3	22	70	(38)	5	(5)	113

16	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2014 and 2013, the Corporation recorded the following gains and loss:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Employment contracts	—	—	—	5
Gain on disposal of property, plant and equipment	(1)	—	(1)	(2)
Onerous contract	2	—	2	—
Gain on a joint-venture contribution	—	—	(5)	—
	1	—	(4)	3

2014

In the third quarter, the Containerboard Group sold a building in connection with a closed plant and recorded a gain of $1 million. Also during the third quarter, in connection with our boxboard plants sold in 2011, we recorded a loss of $2 million related to an onerous lease contract following the bankruptcy of Fusion Paperboard.

On January 31, the Corporation concluded the creation of a new joint venture of converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL).This transaction resulted in a gain of $5 million (see note 6 ''Investments in associates and joint ventures'' for more details).

2013

In the second quarter, the Containerboard Group sold a piece of land located at its New York City, U.S.A., containerboard plant and recorded a gain of $2 million on the disposal.

As part of the transition process in connection with the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO, and the Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	17

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS
In the first nine months of 2014 and 2013, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month periods ended September 30,				For the 9-month periods ended September 30,
	2014		2013		2014		2013
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	—	—	—	—	17	—	—	—
Specialty Product Group	—	—	—	—	8	—	—	—
Corporate activities	—	—	—	—	16	—	—	—
	—	—	—	—	41	—	—	—

2014
In the second quarter, our Containerboard Group reviewed the recoverable value of one mill and recorded impairment charges of $12 million on property, plant and equipment and $5 million on spare parts.

In the second quarter, the Specialty Products Group recorded impairment charges of $2 million on property, plant and equipment and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. On September 30, 2014, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interest of the Corporation and the employees of the consumer plastics business. The Group also recorded, in the second quarter of 2014, impairment charges of $3 million on other assets.

In the second quarter, Corporate activities recorded an impairment charge of $16 million on notes receivable from its 2011 business disposals to Fusion Paperboard, which announced the closure of its activities on July 23, 2014.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first nine months of 2014, the Corporation recorded an unrealized loss of $1 million (gain of $2 million in the third quarter), compared to an unrealized gain of $5 million in the same period of 2013 ($7 million in the third quarter), on certain financial instruments not designated for hedge accounting.

LOSS ON REFINANCING OF LONG-TERM DEBT
Following the refinancing of the Corporation's unsecured senior notes on June 19, 2014, we recorded premiums of $30 million to repurchase and redeem our existing notes before their maturities. We also wrote-off financing costs and discounts related to the redeemed notes, in the amount of $14 million.

INTEREST RATE SWAPS
In 2013, the Corporation recorded an unrealized gain of $1 million ($1 million in third quarter) on financial instruments on interest rate swaps.

FOREIGN EXCHANGE GAIN (LOSS) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first nine months of 2014, the Corporation recorded a loss of $17 million ($24 million in the third quarter), compared to a gain amounting to $4 million in the same period of 2013 ($11 million in the third quarter), on its US$-denominated debt and related financial instruments. This is composed of a loss of $14 million ($20 million in the third quarter), compared to a loss of $3 million in the same period of 2013 ($1 million gain in the third quarter), on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $3 million ($4 million in the third quarter), compared to a gain of $7 million in the same period of 2013 ($10 million in the third quarter), on foreign exchange forward contracts not designated for hedge accounting.

18	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

In the first nine months of 2014, our share of results of associates and joint ventures include a $1 million impairment charge on assets (nil in third quarter). As well, it includes a $2 million unrealized gain ($2 million in third quarter) on financial instruments not designated for hedge accounting compared to a $5 million unrealized gain in 2013 ($5 million in third quarter).

DISCONTINUED OPERATIONS

2014
On June 15, 2014, the Corporation completed the closure of its virgin boxboard mill located in Ronneby, Sweden. Impairment charges of $4 million were recorded on the remaining assets and a provision of $7 million was recorded for severances and closure costs, and for onerous operating contracts.

On June 30, 2014, the Corporation concluded the sale of its fine papers activities in the Specialty Products Group and realized a net loss of $29 million (net of income tax of $11 million).
On July 9, 2014, our Specialty Products Group announced the permanent closure of its kraft paper manufacturing activities located in East Angus, Québec. An impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. In addition, a curtailment gain of $9 million was recorded on the pension plan.

2013
In the third quarter of 2013, the Specialty Product Group reviewed the recoverable amount of its East Angus, Québec, kraft paper mill and recorded impairment charges of $16 million on property, plant and equipment and $4 million on spare parts.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	19

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate	U.S. containerboard inventories at box plants and mills
The U.S. containerboard industry's production increased by 3% and 1% compared to the previous quarter and the same period last year, respectively. The industry's capacity utilization rate averaged 97% in the third quarter of 2014, 1% higher than Q2 2014.

Inventories of containerboard in the third quarter were 2% higher than during the previous quarter and remained stable compared to the same period last year. Inventories represented 4.1 weeks of supply at the end of September compared to 4.0 weeks in June.

Source : RISI

Our Performance

The main variances in sales and operating income for the Containerboard Group in the third quarter of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

353
10
6
2
(5)
366
Sales Q3 2013
Selling price & mix
F/X CAN$
Volume
Other intercompany eliminations
Business closures & disposals
Sales Q3 2014

33
16
(7)
42
10
2
(1)
(3)
50
1
(15)
36
Q3 2013 Operating income
Depreciation & amortization
Specific items
Q3 2013 OIBD[4]
Selling price & mix
F/X CAN$[2]
Volume
Business closures & disposals
Energy
Raw materials[1]
Other costs[3]
Q3 2014 OIBD[4]
Specific items
Depreciation & amortization
Q3 2014 Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the third quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

20	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013	Q3 2014	Change in %

Shipments [1] ('000 s.t.)		1%
334	337

Average Selling Price [2]
(CAN$/unit)
1,056	1,088	3%
(US$/unit)
1,017	999	-2%

Sales ($M)		4%
353	366

Operating income ($M)
(as reported)
33	36	9%

(excluding specific items)		35%
26	35

OIBD ($M)
(as reported)
49	51	4%
% of sales
14%	14%

(excluding specific items)
42	50	19%
% of sales
12%	14%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Average selling price is a weighted average of containerboard and boxboard shipments.

3 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

4 Pro forma figures based on normalized average daily production and current month margin as well as unplanned downtime taken.

Shipments increased by 1%, or 3,000 s.t., to 337,000 s.t. in the third quarter of 2014, compared to 334,000 s.t. in the same period of 2013. The mills’ external shipments went down by 4,100 s.t., or 3%, due to the fire at our Niagara Falls mill that resulted in a production shortfall of approximately 7,000 s.t. of paper. Our corrugated products segment saw their shipments increase by 4.5%. In comparison, the Canadian and US corrugated products industries recorded an increase of 5.4% and 1.7%, respectively.

The total average selling price went up by $32, or 3%, to $1,088 per s.t. in the third quarter of 2014 compared to $1,056 in the same period of 2013. This rise is mainly driven by the CAN$40 per s.t. increase realized by the converting plants. As well, the higher percentage of converted products in the group’s products mix and the weakening of the Canadian dollar each positively impacted the average selling price.

As a result, the Containerboard Group’s sales increased by $13 million, or 4%, to $366 million in the third quarter of 2014 compared to $353 million in the same period of 2013. If not for the sale of our two corrugated products plants located in the Maritimes at the end of January 2014, sales would have increased by $18 million. As outlined before, all factors impacting the sales line were positive. The weakening of the Canadian dollar and better selling prices added $6 million and $7 million to sales respectively. Volume increase of 1% generated another $2 million while a change in the group’s products mix resulted in supplemental sales of $3 million. As mentioned above, the fire at our Niagara Falls mill had a negative impact of 7,000 s.t. on our volume which decreased our sales for approximately $4 million.

Excluding specific items, operating income stood at $35 million in the third quarter of 2014, compared to $26 million in the same period of 2013, an increase of $9 million, or 35% jump. Fires at our Niagara Falls mill and Etobicoke converting plant decreased operating income for approximately $2 million4. The strongly improved financial performance was mainly driven by better selling prices and a favorable mix of products which jointly generated $10 million. The raw material cost was up by $1 million. The mills’ average fibre price went down following the market price decrease, albeit not enough to counterbalance the negative impacts of the weakening of the Canadian dollar and the higher percentage of converted products in the group’s products mix. Freight costs were also a negative contributor, with an increase of $4 million, due to shipments to less favourable locations and additional transportation costs in our corrugated products sub-sector following a higher volume of sub-contracting in our western operations. Finally, as previously outlined, higher volumes and a weaker Canadian dollar combined to generate savings $4 million, excluding the volume impact of the Niagara Falls fire4.

We are also recording our share of results of our associate Greenpac3 mill (59.7%). Average daily production during the third quarter of 2014 was 1,076 short tons per day. If not for the two incidents we incurred during the quarter (see ''Financial overview'' section for more details), production would have reached approximately 1,152 short tons per day (1,187 short tons per day in July before the two incidents), compared to 1,146 short tons per day in the second quarter of 2014, with peaks close to our nameplate capacity of 1,500 short tons a day. In the third quarter of 2014, despite these two incidents, Greenpac had a break even contribution to our share of results of associates and joint ventures (excluding specific items). No provision for income taxes is included in our Greenpac share of results as it is a disregarded entity for tax purposes4.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	21

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

In Europe, the order inflows of white-lined chipboard (WLC) increased by 7% compared to the same period last year. Sequentially, the order inflows were 5% lower. During the third quarter of 2014, order inflows for the industry were 45,000 tonnes higher than during the same period in 2012 and 2013. Since the beginning of the year, WLC prices have been stable all across Europe.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

Source: CEPI Cartonboard. Solid bleached board (SBB) inflows are no longer included in the virgin coated duplex boxboard statistics. This explains why the 2014 curve is lower than the ones for previous years.

Our Performance

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Boxboard Europe Group in the third quarter of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

183
9
6
1
(6)
193
Sales Q3 2013
F/X CAN$
Volume
Other intercompany eliminations
Business closures
Selling price & mix
Sales Q3 2014

3
8
11
3
2
2
1
1
(6)
14
(10)
4
Q3 2013 Operating income
Depreciation & amortization
Specific items
Q3 2013 OIBD4
Energy
Raw materials1
Volume
Other costs3
F/X CAN$2
Business closures
Selling price & mix
Q3 2014 OIBD4
Specific items
Depreciation & amortization
Q3 2014 Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the third quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

22	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013	Q3 2014	Change in %

Shipments [1] ('000 s.t.)		3%
249	257

Average Selling Price [2]
(CAN$/unit)
732	751	3%
(Euro€/unit)
532	521	-2%

Sales ($M)		5%
183	193

Operating income ($M)
(as reported)
3	4	33%

(excluding specific items)		33%
3	4

OIBD ($M)
(as reported)
11	14	27%
% of sales
6%	7%

(excluding specific items)
11	14	27%
% of sales
6%	7%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased by 8,000 s.t., or 3%, to 257,000 s.t. in the third quarter of 2014, compared to 249,000 s.t. in the same period of 2013. The increase is coming from both our recycled and virgin boxboard activities that encountered stronger market conditions although still challenging.

The total average selling price went up by $19, or 3%, to $751 per s.t., in the third quarter of 2014, compared to $732 in the same period of 2013, resulting mainly from the depreciation of the Canadian dollar. The average selling price in Euros decreased by €11, or 2%, to €521 in the third quarter of 2014, compared to €532 in the same period of 2013 as we are still facing a challenging economic and market environment. The recycled activities average selling price was down by €17 while the virgin boxboard activities' average selling prices went up by €4 in the third quarter of 2014, compared to the same period last year.

As a result, the Boxboard Europe Group’s sales increased by $10 million, or 5%, to $193 million in the third quarter of 2014, compared to $183 million in the same period of 2013. The 5% depreciation of the Canadian dollar against the Euro accounted for $9 million of the increase while the higher volume generated $6 million. On the other hand, the lower average selling price partly offset the increase for $6 million. Finally, a favourable change in the products sold and geographic mix had a positive impact on sales.

Excluding specific items, operating income stood at $4 million in the third quarter of 2014, compared to $3 million in the same period of 2013, an increase of $1 million. Lower energy costs following new favourable natural gas contracts and energy credits received in the third quarter of 2014 in our recycled boxboard activities, as well as lower raw material costs, contributed to the increase for $3 million and $2 million respectively. Also, higher volume and the depreciation of the Canadian dollar against the Euro had a positive impact of $2 million and $1 million, respectively. On the other hand, lower average selling price partly offset these positive impacts for $6 million. We also proceeded to a major rebuild at our Santa Giustina mill which contributed to a $2 million increase in production costs compared to last year. Finally, amortization and depreciation expense was $2 million lower during the period compared to the same period in 2013.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	23

BUSINESS SEGMENT REVIEW (continued)

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Fibre costs in North America	Reference prices - Uncoated recycled boxboard
The price of brown grades continued to decrease during the quarter to reach a level not seen since Q4 2012. As for white grades, prices remained stable compared to the previous quarter and were slightly higher than during Q3 2013. Prices for groundwood grades have remained stable since June 2013 at $65 per ton.
Since the latest increase in April 2014, the average price of uncoated recycled boxboard has remained stable. Compared to the same period last year, the average price was 3% higher.

Source : RISI

Our Performance

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Specialty Products Group in the third quarter of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

142
5
3
(2)
(3)
145
Sales Q3 2013
F/X CAN$
Volume
Business closures
Selling price & mix
Other intercompany eliminations
Sales Q3 2014

6
6
12
3
2
2
(2)
(5)
12
(4)
8
Q3 2013 Operating income
Depreciation & amortization
Specific items
Q3 2013 OIBD4
F/X CAN$2
Volume
Other costs3
Energy
Business closures
Selling price & mix
Raw materials1
Q3 2014 OIBD4
Specific items
Depreciation & amortization
Q3 2014 Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the third quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

24	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013	Q3 2014	Change in %

Shipments [1] ('000 s.t.)		-9%
45	41

Sales ($M)		2%
142	145

Operating income ($M)
(as reported)
6	8	33%

(excluding specific items)		33%
6	8

OIBD ($M)
(as reported)
12	12	—%
% of sales
8%	8%

(excluding specific items)
12	12	—%
% of sales
8%	8%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments decreased by 4,000 s.t., or 9%, to 41,000 s.t. in the third quarter of 2014, compared to 45,000 s.t. in the same period of 2013, mainly due to a higher integration rate.

The Specialty Products Group's sales increased by $3 million, or 2%, to $145 million in the third quarter of 2014, compared to $142 million in the same period of 2013. The increase was mainly driven by the 5% depreciation of the Canadian dollar against the U.S. dollar and accounted for $5 million of the increase.

Excluding specific items, operating income stood at $8 million in the third quarter of 2014, compared to $6 million in the same period of 2013, an increase of $2 million or 33%. Favourable exchange rate, lower labour costs and higher sales volume (for the entire group) all positively contributed to operating income for $3 million, $2 million and $2 million, respectively. This was partially offset by higher raw material costs for $5 million mainly due to an increase in resin costs in our Consumer Packaging sector as well as lower selling prices in the recovery and recycling activities which are partly integrated to our manufacturing activities and benefited to other segments of the Corporation. As well, amortization and depreciation expense was $2 million lower during the period compared to the same period of 2013.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	25

BUSINESS SEGMENT REVIEW (continued)

TISSUE PAPERS

Our Industry

During the third quarter of 2014, production of parent rolls reached 2.1 million short tons. Year over year, the cumulative production of parent rolls increased by 1% while converted products shipments grew by 2%. The capacity utilization rate in the quarter averaged 9 3% compared to 94% during the same period last year. Shipments in the away-from-home market decreased by 10% and the retail market grew by 2% compared to the previous quarter. Parent roll production decreased by 2% sequentially due to summer seasonality.

U.S. tissue paper industry-production (parent rolls) and capacity utilization rate	U.S. tissue paper industry converted product shipments

Source : RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the third quarter of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

11
(1)
(7)
282
279
Sales Q3 2013
F/X CAN$
Business closures
Other intercompany eliminations
Volume
Selling price & mix
Sales Q3 2014

29
10
39
5
4
(1)
(7)
(8)
32
(12)
20
Q3 2013 Operating income
Depreciation & amortization
Specific items
Q3 2013 OIBD[4]
Other costs[3]
F/X CAN$[2]
Business closures
Volume
Energy
Selling price & mix
Raw materials[1]
Q3 2014 OIBD[4]
Specific items
Depreciation & amortization
Q3 2014 Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the third quarters of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

26	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013	Q3 2014	Change in %

Shipments [1] ('000 s.t.)		—%
153	153

Average Selling Price
(CAN$/unit)
1,814	1,836	1%
(US$/unit)
1,746	1,686	-3%

Sales ($M)		1%
279	282

Operating income ($M)
(as reported)
29	20	-31%

(excluding specific items)		-31%
29	20

OIBD ($M)
(as reported)
39	32	-18%
% of sales
14%	11%

(excluding specific items)
39	32	-18%
% of sales
14%	11%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments were stable to 153,000 s.t. in the third quarter of 2014 compared to the same period of 2013. Manufacturing external shipments increased by 2,000 s.t., or 5%, to 43,000 s.t. in the period compared to 41,000 s.t in the same period of 2013. Converting shipments decreased by 2,000 s.t., or 2%, to 110,000 s.t. in the period, compared to 112,000 s.t. in the same period of 2013. The decrease is mainly driven by slower demand in our U.S. retail business segment.

The total average selling price went up by $22, or 1%, to $1,836 per s.t. in the third quarter of 2014, compared to $1,814 per s.t for the same period of 2013. The 5% depreciation of the Canadian dollars over the U.S. dollar contributed to the increase in the average selling price. This upside was partially offset by an unfavourable integration rate, as well as a higher proportion of Away from Home products sold over retail products. Just as the first quarter and second quarters of 2014, selling prices were lower in our Canadian retail segment and for our jumbo roll products.

As a result, the Tissue Paper Group’s sales increased by $3 million, or 1%, to $282 million in the third quarter of 2014 compared to $279 million in the same period of 2013. The positive impact of the Canadian dollar depreciation against the U.S. dollar which had an impact of $11 million more than offset the lower average selling price in U.S. dollar cutting $7 million of sales.

Excluding specific items, operating income stood at $20 million in the third quarter of 2014, compared to $29 million in the same period of 2013, a decrease of $9 million, or 31%. As mentioned above, the selling price was negatively impacted, mainly by lower prices in our Canadian retail segment as well as jumbo rolls market for a total of $7 million. We have also increased our usage of virgin pulp at some of our plants to fulfill a significant contract as well as higher purchase of external virgin parent rolls which contributed to a negative impact of $8 million on raw material compared to last year. Also, higher selling and administrative expenses contributed to reduce operating income by $4 million. These negative variances were partially offset by lower variable costs for $5 million, mainly sub-contracting costs, as well as a favourable exchange rate for $4 million. The depreciation and amortization expense is also $2 million higher in the period compared to the same period of 2013 following all the major capital investments realized over the last twelve months.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	27

CORPORATE ACTIVITIES

The operating loss in the first nine months of 2014 includes an unrealized loss of $2 million (nil for the third quarter) on financial instruments compared to an unrealized loss of $2 million in 2013 (nil for third quarter). In the second quarter of 2014, we recorded an impairment charge of $16 million on notes receivable related to the 2011 disposal of our U.S. boxboard activities. In the first quarter of 2013, the Corporation recorded a $5 million charge due to the establishment of employment contracts in favour of the new CEO and the Presidents of its Containerboard, Specialty Products and Tissue Papers business segments
. Operating loss in 2014 was positively impacted compared to 2013 as we incurred lower costs in connection with our information system transformation and lower corporate expenses.

In the third quarter of 2014, the operating loss includes a $3 million loss representing direct costs incurred by the Corporation resulting from fire incidents at its Niagara Falls mill and Etobicoke converting plant both in our Containerboard Group. In the third quarter of 2013, the Corporation incurred a loss of $1 million related to direct costs following a flooding incident at our Niagara Falls containerboard mill.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $7 million, to $135 million ($45 million in the third quarter) in the first nine months of 2014, compared to $128 million ($44 million in the third quarter) in the same period of 2013. The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2014, but have been more than offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the Euro and the U.S. dollar, which increased the depreciation expense from our European and U.S. operations.

FINANCING EXPENSE AND INTEREST ON FUTURE EMPLOYEE BENEFITS
The financing expense and interest on future employee benefits decreased by $1 million to $83 million ($25 million in the third quarter) in the first nine months of 2014, compared to $84 million ($28 million in the third quarter) in the same period of 2013. The depreciation of the Canadian dollar against the Euro and the U.S. dollar increased the interest expense, but this factor was more than offset following the refinancing of senior notes at a lower interest rates.

Interest expense on employee future benefits obligation decreased by $2 million to $5 million ($2 million in the third quarter) in the first nine months of 2014, compared to $7 million ($2 million in the third quarter) in the same period of 2013, due to good investment returns in 2013, which reduced the pension plan deficit. This expense does not require any cash payment by the Corporation.

On June 19, 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued at par 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. The refinancing of these notes will reduce our future interest expense by approximately $15 million annually.

PROVISION FOR INCOME TAXES
In the first nine months of 2014, the Corporation recorded an income tax charge of $3 million ($21 million in the third quarter), for a negative effective-tax rate of 6%. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains. The rate is also impacted by the utilization of unrecognized tax losses in our Boxboard Europe Group. However, this was offset by the reduction of future income tax assets related to a non-refundable tax credit in New York State following the announcement of a tax rate reduction on manufacturing taxable income. During the third quarter, we optimized our North American capital structure and incurred a one-time withholding tax of $14 million.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%. In fact, the weighted average applicable tax rate is 27% for the first nine months of 2014.

28	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 34.25% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In the first nine months of 2014, excluding specific items, Greenpac had a $6 million negative contribution to our share of results of associates and joint ventures (nil for the third quarter). No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes. Greenpac's results were negatively impacted for approximately $7 million ($ 4 million in our share of results) during the third quarter of 2014 following a fire system malfunction in the warehouse and a fire in the raw material yard located outside the mill that resulted in raw material and finished goods loss and combined downtime of 5 days and approximately 7,000 tons1.

The proportionate results of our joint ventures only, (i.e. excluding associates Boralex and Greenpac) were as follows for the 3-month and 9-month periods ended September 30, 2014 and 2013:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Condensed statement of earnings
Sales, net of inter-company	24	25	71	69
Cost of sales and expenses (excluding depreciation and amortization)	20	21	61	59
Depreciation and amortization	1	—	2	1
Operating income and profit before income tax	3	4	8	9
Income tax	1	1	2	2
Net earnings	2	3	6	7

RESULTS OF DISCONTINUED OPERATIONS
Boxboard Europe Group
On June 15, 2014, we definitively ceased the operations of our virgin boxboard mill located in Sweden. The operating results and cash flows from this activity are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of Swedish virgin boxboard
Sales, net of intercompany transactions	6	11	32	37
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	5	12	32	38
Impairment charges and restructuring costs	—	—	11	—
Other expenses	1	1	2	3
Net loss from discontinued operations	—	(2)	(13)	(4)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of Swedish virgin boxboard
Cash flows from (used for):
Operating activities	2	1	2	(2)

1 Pro forma figures based on normalized average daily production and current month margin as well as unplanned downtime taken.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	29

Specialty Product Group
On June 30, 2014, we sold our fine papers activities of the Specialty Product Group for a cash consideration of $39 million, before transaction fees of $1 million, of which $37 million was received on closing and $2 million during the third quarter. During the third quarter, the Corporation recorded and paid a preliminary working capital adjustment of $2 million. The transaction is still subject to working capital adjustment as of September 30, 2014. The net loss from discontinued operations includes the net loss on disposal of the fine papers activities of $29 million ($40 million before income taxes).

On September 26, 2014, we ceased the operation of our kraft papers manufacturing activities of the Specialty Product Group located in East Angus, Québec. The closure was announced on July 9, 2014, and an impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. At the same time, a curtailment gain of $9 million was recorded on the pension plan.

The operating results and cash flows from these activities, which constituted the specialty papers sectors, are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of specialty papers sector
Sales, net of intercompany transactions	22	55	146	169
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	18	46	127	146
Depreciation and amortization	—	3	3	6
Impairment charges and restructuring costs	—	20	(3)	20
Other expenses	—	6	8	13
Operating income (loss)	4	(20)	11	(16)
Interest expense on employee future benefits	—	—	1	2
Income tax	1	(6)	4	(5)
Net earnings (loss) from operations	3	(14)	6	(13)
Loss on disposal, net of income taxes	(2)	—	(29)	—
Net earnings (loss) from discontinued operations	1	(14)	(23)	(13)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of specialty papers sector
Cash flows from (used for):
Operating activities	(1)	6	1	13
Investing activities	—	(3)	(1)	(4)
Consideration received on disposal, net of transactions fees of $1 million	—	—	36	—
Total	(1)	3	36	9

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Consolidated net earnings (loss) from discontinued operations	1	(16)	(36)	(17)
Consolidated net earnings (loss) from discontinued operations per common share
Basic and diluted	$0.01	$(0.16)	$(0.38)	$(0.17)

30	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Net loss on disposal is calculated as follows:

(in millions of Canadian dollars)	As of September 30, 2014
Total consideration received	37
Transactions fees	(1)
Book value of net assets disposed	(76)
Loss on disposal before income taxes	(40)
Income tax recovery	11
Net loss on disposal, net of income taxes	(29)

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $123 million ($96 million in the third quarter) of operating cash flow in the first nine months of 2014, compared to $135 million ($102 million in the third quarter) in the same period of 2013. Changes in non-cash working capital components used $59 million ($9 million generated in the third quarter) in liquidity in the first nine months of 2014, compared to $31 million ($21 million generated in the third quarter) in the same period of 2013. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. In the first quarter, our working capital increased due to higher inventory level following softer demand, particularly in our Tissue Papers business and higher volume towards the end of March. Demand in our Tissue Papers Group has improved since the first quarter, but inventory of jumbo rolls remains high. Despite higher overall shipments in the third quarter, we were able to reduce our working capital requirements due to improved collection of our accounts receivable. Also, in Europe, a reduction of $20 million (€14 million) in factoring of accounts receivable contributed to increase working capital requirements for the first nine months of the year. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at September 30, 2014, the level of working capital as a percentage of LTM sales stands at 12.6%.

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood at the amount of $182 million ($87 million in the third quarter) in the first nine months of 2014, compared to $166 million ($81 million in the third quarter) in the same period of 2013. During the first nine months of 2014, cash flows from operating activities from continuing operations was reduced by refinancing cost paid totaling $31  million ($11 million in third quarter). However, we benefited from a net income tax reimbursement of $21 million in the third quarter and from lower pension and post benefits payments compared to 2013. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities in the first nine months of 2014 required total cash resources of $119 million ($43 million in the third quarter) in the first nine months of 2014, compared to $126 million ($37 million in the third quarter) in the same period of 2013. Capital expenditures payments accounted for $118 million ($43 million in the third quarter) in the first nine months of 2014, compared to $88 million ($20 million in the third quarter) in the same period of 2013, net of proceeds of disposals of $6 million (nil in the third quarter) compared to $9 million ($3 million in the third quarter) in the same period of 2013. Other assets and investments in associates and joint ventures required $1 million (nil in the third quarter), compared to $38 million ($17 million in the third quarter) in the same period of 2013.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	31

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditures projects paid for in the first nine months of 2014, amounted to $124 million ($43 million in the third quarter), compared to $97 million ($23 million in the third quarter) in the same period of 2013. New capital expenditure projects in the first nine months of 2014, amounted to $122 million ($59 million in the third quarter), compared to $91 million ($37 million in the third quarter) in the same period of 2013. The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions and acquisitions included in ''Other liabilities''.

New capital expenditures projects by sector were as follows in the first nine months of 2014, (in M$):

The major capital projects initiated, in progress or completed in the first nine months of 2014, are as follows:

CONTAINERBOARD

•
$9 million for which grants were awarded, at our Cabano mill, for the installation of bio-refinery equipment, which will increase our return on wood chips and reduce chemical usage and atmospheric emissions.

BOXBOARD EUROPE

•
$20 million in order to rebuild the wet end section and for the installation of belt calender at the Santa Giustina recycled boxboard mill, in Italy, that will allow a reduction of energy consumption, increase productivity and improve quality.

TISSUE PAPERS

•	$20 million, as part of the recently announced project totaling $35 million, to convert and start a second paper machine at our Oregon mill.

•	$15 million for a new building and a new towel line that will allow us to increase our production capacity in Wagram, North Carolina.

Other capital projects initiated, in progress or completed across the Corporation have been paid for in the first nine months of 2014, but are not significant enough to be described.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In the first nine months of 2014, the main transactions composing the $6 million proceeds on disposal of property, plant and equipment are as follows:

•	The Containerboard Group sold a building related to a plant previously closed, for proceeds of $3 million.

•	The Boxboard Europe Group, specifically RdM, sold some equipment in 2013 from a plant that had been closed and received proceeds of $2 million in the first quarter of 2014.

32	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In the first nine months of 2014, the Corporation also invested in other assets and made investments in associates and joint ventures for the amount of $1 million (nil in the third quarter) in total, compared to $38 million ($17 million in the third quarter) in the same period of 2013. The main investments of 2014 and 2013 are as follows:

2014

•	$4 million for the modernization of our financial information system to an ERP information technology system.

•	Greenpac repaid $2 million on its bridge loan to the Corporation.

2013

•	US$26 million ($26 million) for our Greenpac project in our Containerboard Group's segment.

•	$12 million for the modernization of our financial information system to an ERP information technology system.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

DEBT REFINANCING
On June 19, 2014, the Corporation issued US$550 million aggregate principal amount of 5.50% senior notes due 2022 and CAN$250 million aggregate principal amount of 5.50% due 2021. The Corporation used the proceeds from these offerings of notes to fund the purchase of the Corporation's unsecured senior notes maturing in 2016 and 2017. The Corporation used part of the proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer totaling $13 million.

Issuance proceeds were used as follows:

(in millions of Canadian dollars)	JUNE 2014	JULY 2014	TOTAL
Debt issuance	846	—	846
Offering and tender offer fees	(13)	—	(13)
Refinanced debt repurchase	(466)	(274)	(740)
Premium paid on refinanced debt	(20)	(11)	(31)
Increase (decrease) of credit facility	(286)	224	(62)
Decrease (increase) in cash balance	(61)	61	—

Including the $11 million ($3 million in the third quarter) in dividends paid out in the first nine months of 2014, financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $34 million in liquidity ($122 million in the third quarter), compared to a requirements of $12 million ($51 million in the third quarter) in the same period of 2013.

LIQUIDITY FROM DISCONTINUED OPERATIONS

Cash flows from discontinued operations are as follows:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations
Cash flows from (used for):
Operating activities	1	7	3	11
Investing activities	—	(3)	(1)	(4)
Consideration received on disposal, net of transactions fees of $1 million	—	—	36	—
Total	1	4	38	7

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	33

CONSOLIDATED FINANCIAL POSITION
AS AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	September 30, 2014	December 31, 2013
Cash and cash equivalents	30	23
Working capital [1]	460	455
% of sales [2]	12.6%	12.9%
Bank loans and advances	55	56
Current portion of other long-term debt	38	39
Long-term debt	1,577	1,540
Total debt	1,670	1,635
Net debt (total debt less cash and cash equivalents)	1,640	1,612
Equity attributable to Shareholders	957	1,081
Total equity	1,074	1,194
Total equity and net debt	2,714	2,806
Ratio of net debt/(total equity and net debt)	60.4%	57.4%
Shareholders' equity per share (in dollars)	$10.17	$11.52

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Starting in the second quarter of 2014, it excludes the working
capital of the fine papers activities of the Specialty Products Group sold on June 30, 2014.

2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Including the results of the fine papers activities in the Specialty Products Group until June 30, 2014.

34	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) for the first nine months of the year are shown below (in M$), with the applicable financial ratios included (2013 OIBD excluding specific items includes the results of the discontinued operations):

352	OIBD excluding specific items (last twelve months)	365
4.6	Net debt/OIBD excluding specific items	4.5

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2014 are initially approved at $160 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at September 30, 2014, the Corporation had $343 million (net of letters of credit in the amount of $33 million) available through its $750 million credit facility. In 2013, the Corporation issued $23 million in new letters of credit in connection with the Greenpac project, which are expected to expire in December 2014.

NEAR-TERM OUTLOOK

We expect to benefit from ongoing restructuring actions and stable recycled fibre costs. Also, the recent depreciation of the Canadian dollar, while having an immediate negative effect on our debt, will be positive from a cash flow standpoint. For the next quarter, it is unlikely that we will repeat last year's performance when results were impacted by a favourable adjustment to pension liabilities and energy credits. Fourth quarter results will also be impacted by a competitive tissue market, start-up costs related to the new tissue paper machine in Oregon and inefficiencies resulting from the reorganization of production logistics in relation to the new converting plant in North Carolina.

CAPITAL STOCK INFORMATION

As at September 30, 2014, issued and outstanding capital stock consisted of 94,101,344 common shares (93,887,849 as at December 31, 2013), and 6,681,152 stock options were issued and outstanding (6,656,423 as at December 31, 2013). In the first nine months of 2014, 546,155 options were granted, 258,095 options were exercised and 263,331 options were forfeited. As at November 5, 2014, issued and outstanding capital stock consisted of 94,068,544 common shares and 6,681,152 stock options.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	35

RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 15 — Revenue Recognition
In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18 - Revenue, and related interpretations such as IFRIC 13 - Customer Loyalty Programs. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes in classification and disclosure in addition to changes in the timing of recognition for certain types of revenues. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. At this time, the Corporation is currently reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 9 — Financial instruments
The IASB previously published versions of IFRS 9, Financial Instruments, that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013. In July 2014, the IASB released the final version of IFRS 9, Financial Instruments, which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to Notes 2 and 3 of page 53, part of the unaudited condensed interim consolidated financial statements.

36	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at September 30, 2014 for providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at September 30, 2014, based on the framework established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (version 1992). Based on this assessment, they have concluded that the Corporation's ICOFR were effective at that date.

During the quarter ended September 30, 2014, there were no changes to the Corporation's ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, cost of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 52 to 60 of our Annual Report for the year ended December 31, 2013 contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	37

APPENDIX
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q3 2013 YTD vs Q3 2014 YTD)

The main variances in sales and operating income for the Containerboard Group in the first nine months of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

986
29
27
25
4
(12)
1,059
Sales Q3 2013 YTD
F/X CAN$
Volume
Selling price & mix
Other intercompany eliminations
Business closures & disposals
Sales Q3 2014 YTD

65
44
(9)
100
25
9
7
6
1
(2)
(20)
126
(12)
(46)
68
Q3 2013 YTD Operating income
Depreciation & amortization
Specific items
Q3 2013 YTD OIBD[4]
Selling price & mix
Volume
F/X CAN$[2]
Other costs[3]
Business closures & disposals
Energy
Raw materials[1]
Q3 2014 YTD OIBD[4]
Specific items
Depreciation & amortization
Q3 2014 YTD Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first nine months of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

38	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013 YTD	Q3 2014 YTD	Change in %

Shipments [1] ('000 s.t.)		3%
954	983

Average Selling Price [2]
(CAN$/unit)
1,032	1,076	4%
(US$/unit)
1,008	983	-2%

Sales ($M)		7%
986	1,059

Operating income ($M)
(as reported)
65	68	5%

(excluding specific items)		43%
56	80

OIBD ($M)
(as reported)
109	114	5%
% of sales
11%	11%

(excluding specific items)
100	126	26%
% of sales
10%	12%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Average selling price is a weighted average of containerboard and boxboard shipments.

3 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

4 Pro forma figures based on normalized average daily production and current month margin as well as unplanned downtime taken.

Shipments increased by 3%, or 29,000 s.t., to 983,000 s.t. in the first nine months of 2014, compared to 954,000 s.t. in the same period of 2014. The containerboard mills’ external shipments went up by 20,000 s.t., or 7%, as they sold fewer tons internally following the start-up of the Greenpac mill3, which is now fulfilling a portion of our internal converting linerboard needs. If not for fire at our Niagara Falls mill in the third quarter of 2014 and the 14-day shutdown in the first quarter at our Trenton mill, shipments would have been approximately 15,000 s.t. higher4. Our corrugated products plants yield a volume increase of 4%, an excellent performance considering that the Canadian and U.S. corrugated products industries only recorded an increase of 3.5% and 0.2% respectively.

The total average selling price went up by $44, or 4%, to $1,076 per s.t. in the first nine months of 2014 compared to $1,032 in the same period of 2013. Both our sectors benefited from higher selling prices as well as the weakening of the Canadian dollar. The containerboard mills’ average selling price went up by US$5 per s.t. while our corrugated products plants saw their average selling price increase by CAN$56 per s.t. The change in the Group’s product mix had a negative impact on the average selling price, as the mills increased their share of the Group’s total volume. Likewise, in the converting sector, the increased weight of our corrugated products business over our folding carton business had the same effect.

As a result, the Containerboard Group’s sales increased by $73 million, or 7%, to $1,059 million in the first nine months of 2014, compared to $986 million in the same period of 2013. The change in the Group’s product mix outlined above subtracted $15 million of sales, with the sale of our two plants located in the Maritimes at the end of January 2014 subtracting another $12 million. On the other hand, the higher average selling price and volume increase generated $40 and $27 million of additional revenues respectively. Furthermore, the 6% decrease of the Canadian dollar against the U.S. dollar added $29 million in sales.

Excluding specific items, operating income stood at $80 million in the first nine months of 2014, compared to $56 million in the same period of 2013, a sharp increase of $24 million mainly driven by better selling prices and products mix which together generated $25 million of supplemental income. On the other hand, the raw material cost was up by $20 million. While the price of recycled fibre was stable on the market, our mills saw their average cost increase following a different production mix between the mills. The purchase of an additional 25,000 s.t. of paper externally, coming largely from our Greenpac associates, also negatively impacted raw material cost. However, the lower percentage of converted products in our shipments resulted in raw materials savings. In 2014, the two fires at our Niagara Falls mill and Etobicoke converting plant as well as the first quarter 14-day shutdown at our Trenton mill collectively subtracted approximately $6 million of operating income. On a positive note, stronger shipments and the weakening of the Canadian dollar allowed to add $20 million of operating income not taking into account the impact of the incidents described before. Finally, operating income for the first quarter of 2014 was affected by higher operating costs, mainly in energy for $4 million, due to severe weather conditions4.

In the second quarter of 2014, the Group reviewed the recoverable value of one mill and impairment charges of $17 million were recorded on assets due to difficult market conditions. Lastly, in the first quarter, a gain of $5 million was recorded following the contribution of our assets in the Atlantic Provinces to a newly formed joint venture with Maritime Paper Products Limited, in which we have a 40% ownership share.

We are also recording our share of results of our associate Greenpac3 mill (59.7%). In the first nine months of 2014, including the two incidents described in the Financial Overview section, Greenpac had a negative contribution of $6 million to share of results of associates and joint ventures (excluding specific items). See the 3-month Business Segment Review section for more details.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	39

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q3 2013 YTD vs Q3 2014 YTD)

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Boxboard Europe Group in the first nine months of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

584
60
6
2
(7)
645
Sales Q3 2013 YTD
F/X CAN$
Volume
Other intercompany eliminations
Business closures
Selling price & mix
Sales Q3 2014 YTD

8
26
34
9
7
7
5
2
1
(7)
58
(28)
30
Q3 2013 YTD Operating income
Depreciation & amortization
Specific items
Q3 2013 YTD OIBD[4]
Energy
Other costs[3]
F/X CAN$[2]
Raw materials[1]
Volume
Business closures
Selling price & mix
Q3 2014 YTD OIBD[4]
Specific items
Depreciation & amortization
Q3 2014 YTD Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first nine months of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

40	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013 YTD	Q3 2014 YTD	Change in %

Shipments [1] ('000 s.t.)		1%
822	830

Average Selling Price [2]
(CAN$/unit)
709	778	10%
(Euro€/unit)
526	525	—%

Sales ($M)		10%
584	645

Operating income ($M)
(as reported)
8	30	275%

(excluding specific items)		275%
8	30

OIBD ($M)
(as reported)
34	58	71%
% of sales
6%	9%

(excluding specific items)
34	58	71%
% of sales
6%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments slightly increased by 8,000 s.t., or 1%, to 830,000 s.t. in the first nine months of 2014, compared to 822,000 s.t. in the same period of 2013. The shipments increased in our virgin boxboard activities due in part to a pulp tank incident that occured in the first quarter of 2013 and reduced the production output. On the other hand, the shipments decreased in our recycled boxboard activities due to the challenging environment in Europe.

The total average selling price went up by $69, to $778 per s.t., in the first nine months of 2014, compared to $709 in the same period of 2013, resulting mainly from a lower Canadian dollar. The average selling price in Euros decreased by €1, to €525 in the first nine months of 2014, compared to €526 in the same period of 2013. The recycled activities average selling price is down by €6 while the virgin boxboard activities' selling prices is up by €7 in the first nine months of 2014, compared to the same period of 2013.

As a result, the Boxboard Europe Group’s sales increased by $61 million, or 10%, to $645 million in the first nine months of 2014, compared to $584 million in the same period of 2013. The 9% depreciation of the Canadian dollar against the Euro is the key factor explaining that increase and accounted for $60 million of it. As well, the higher volume coming from the virgin boxboard activities generated $6 million of additional sales but was completely offset by the lower average selling price of $7 million. However, this decrease was mitigated by favourable products sold and geographic mix of sales.

Excluding specific items, operating income stood at $30 million in the first nine months of 2014, compared to $8 million in the same period of 2013, an increase of $22 million. We benefited from a $9 million positive energy impact mainly related to $7 million in white certificates (see ''Business Highlights'' section for more details). The depreciation of the Canadian dollar against the Euro accounted for $7 million of the increase while lower raw material costs positively contributed for $5 million. As well, lower fixed costs and general and administrative expenses explain the majority of a $7 million cost reduction compared to the same period of last year. As explained above, the lower average selling price partly offset the increase for $7 million.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	41

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q3 2013 YTD vs Q3 2014 YTD)

Our 2014 and 2013 results have been adjusted to account for the reclassification of discontinued operations.

The main variances in sales and operating income for the Specialty Products Group in the first nine months of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

3
(13)
9
19
431
413
Sales Q3 2013 YTD
F/X CAN$
Volume
Business acquisition
Selling price & mix
Other intercompany eliminations
Sales Q3 2014 YTD

17
15
32
5
2
(1)
(8)
30
(8)
(14)
8
Q3 2013 YTD Operating income
Depreciation & amortization
Specific items
Q3 2013 YTD OIBD4
F/X CAN$2
Volume
Selling price & mix
Business closures
Other costs3
Energy
Raw materials1
Q3 2014 YTD OIBD4
Specific items
Depreciation & amortization
Q3 2014 YTD Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first nine months of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

42	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013 YTD	Q3 2014 YTD	Change in %

Shipments [1] ('000 s.t.)		-4%
128	123

Sales ($M)		4%
413	431

Operating income ($M)
(as reported)
17	8	-53%

(excluding specific items)		-6%
17	16

OIBD ($M)
(as reported)
32	22	-31%
% of sales
8%	5%

(excluding specific items)
32	30	-6%
% of sales
8%	7%

1 Industrial packaging shipments only henceforth starting in Q3 2014 for all current and comparative periods.
Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments decreased by 5,000 s.t., or 4%, to 123,000 s.t. in the first nine months period of 2014 compared to 128,000 s.t. in the same period of 2013 mostly due to lower volume in the Industrial Packaging sector.

As a result, the Specialty Products Group's sales increased by $18 million, or 4%, to $431 million for the first nine months of 2014 compared to $413 million in the same period of 2013. The increase was mainly driven by the 6% depreciation of the Canadian dollar against the U.S. dollar and accounted for $19 million of the increase.

Excluding specific items, operating income stood at $16 million for the first nine months of 2014 compared to $17 million in the same period of 2013, a decrease of $1 million. Higher raw material costs mainly resulting from higher resin costs in our Consumer Packaging sector and as well as lower selling prices in our Recovery and Recycling activities which are partly integrated to our manufacturing activities and benefited to other Groups of the Corporation subtracted $8 million to operating income. These were partly offset by favourable exchange rate and higher sales volume (for the whole group) which accounted for $5 million and $2 million respectively on the operating income.

In the second quarter of 2014, the Group recorded impairment charges of $2 million on property, plant and equipment and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment.

On September 30, 2014, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interest of the Corporation and the employees of the consumer plastics business. Impairment charges of $3 million on other assets were also recorded in the second quarter of 2014.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	43

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q3 2013 YTD vs Q3 2014 YTD)

The main variances in sales and operating income for the Tissue Papers Group in the first nine months of 2014, compared to the same period of 2013, are shown below:

Sales ($M)	Operating income ($M)

784
43
6
(11)
(38)
784
Sales Q3 2013 YTD
F/X CAN$
Other intercompany eliminations
Business closures
Selling price & mix
Volume
Sales Q3 2014 YTD

70
31
101
9
8
(5)
(11)
(13)
(14)
75
(35)
40
Q3 2013 YTD Operating income
Depreciation & amortization
Specific items
Q3 2013 YTD OIBD4
F/X CAN$2
Other costs3
Business closures
Energy
Selling price & mix
Raw materials1
Volume
Q3 2014 YTD OIBD4
Specific items
Depreciation & amortization
Q3 2014 YTD Operating income

For Notes 1 to 4, see definitions on page 13.

The Corporation incurred some specific items in the first nine months of 2014 and 2013 that adversely or positively affected its operating results. Please refer to pages 15 to 19 for more details and reconciliation.

44	CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

Q3 2013 YTD	Q3 2014 YTD	Change in %

Shipments [1] ('000 s.t.)		-5%
445	423

Average Selling Price
(CAN$/unit)
1,759	1,851	5%
(US$/unit)
1,719	1,691	-2%

Sales ($M)		—%
784	784

Operating income ($M)
(as reported)
70	40	-43%

(excluding specific items)		-43%
70	40

OIBD ($M)
(as reported)
101	75	-26%
% of sales
13%	10%

(excluding specific items)
101	75	-26%
% of sales
13%	10%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments decreased by 22,000 s.t., or 5%, to 423,000 s.t. for the first nine months of 2014, compared to 445,000 s.t. in the same period of 2013. Manufacturing external shipments decreased by 6,000 s.t, or 5%, to 120,000 s.t in the period, compared to 126,000 s.t in the same period of 2013. Converting shipments decreased by 16,000 s.t., or 5%, to 303,000 s.t in the period, compared to 319,000 s.t in the same period in 2013. The decrease is mainly driven by slower demand in our US retail segment.

The total average selling price, went up by $92, or 5%, to $1,851 per s.t. for the first nine months of 2014 compared to $1,759 per s.t. in the same period of 2013. The 6% depreciation of the Canadian dollar against the U.S. dollar contributed to increase the average selling price. These gains were partially offset by a price erosion in our Retail Canada segment due to a competitive market landscape combined with lower jumbo rolls selling prices.

As a result, the Tissue Paper Group’s sales are stable to $784 million for the first nine months of 2014. The $43 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar more than offset the negative $38 million impact of volume. The lower average selling price, as explained above, had an $11 million negative impact on sales.

Excluding specific items, operating income stood at $40 million for the first nine months of 2014, compared to $70 million in the same period of 2013, a decrease of $30 million, or 43%. Lower shipments in our U.S. retail market mostly contributed to a negative volume impact of $14 million. We have also increased our usage of virgin pulp at some of our plants to fulfill a significant contract as well as higher purchase of external virgin parent rolls which contributed to a negative impact of $13 million on raw material compared to last year. Also, the cold weather in the Northeast in the first quarter of 2014 explains $4 million of the $5 million negative energy impact. These items were partially offset by lower sub-contracting costs as we completed the installation of a new production line in order to increase our U.S. converting capacity which led to lower production costs of $8 million compared to last year. A favourable exchange rate increased operating income by $9 million.

CASCADES Q3 2014 MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS	45

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	SEPTEMBER 30, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents		30	23
Accounts receivable		556	512
Current income tax assets		14	34
Inventories		485	543
Financial assets	8	2	2
		1,087	1,114
Long-term assets
Investments in associates and joint ventures	6	263	261
Property, plant and equipment		1,598	1,684
Intangible assets with finite useful life		188	196
Financial assets	8	22	17
Other assets		83	108
Deferred income tax assets		166	118
Goodwill and other intangible assets with indefinite useful life		334	333
		3,741	3,831
Liabilities and Equity
Current liabilities
Bank loans and advances		55	56
Trade and other payables		572	590
Current income tax liabilities		21	2
Current portion of provisions for contingencies and charges		9	2
Current portion of financial liabilities and other liabilities	8	11	11
Current portion of other long-term debt	7	38	39
		706	700
Long-term liabilities
Long-term debt	7	1,577	1,540
Provisions for contingencies and charges		33	37
Financial liabilities	8	35	39
Other liabilities		191	212
Deferred income tax liabilities		125	109
		2,667	2,637
Equity attributable to Shareholders
Capital stock		483	482
Contributed surplus		18	17
Retained earnings		511	642
Accumulated other comprehensive loss		(55)	(60)
		957	1,081
Non-controlling interest		117	113
Total equity		1,074	1,194
		3,741	3,831
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46	CASCADES Q3 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	2014	2013	2014	2013
Sales		964	932	2,851	2,693
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $45 million for 3-month period (2013 — $44 million) and $135 million for 9-month period (2013 — $128 million))	2	830	800	2,464	2,327
Selling and administrative expense	2	83	81	257	256
Loss (gain) on acquisitions, disposals and others	5	1	—	(4)	3
Impairment charges and restructuring costs	5	—	—	41	—
Foreign exchange gain		(1)	—	(1)	(3)
Loss (gain) on derivative financial instruments		(2)	(7)	2	(5)
		911	874	2,759	2,578
Operating income		53	58	92	115
Financing expense		23	26	78	77
Interest expense on employee future benefits		2	2	5	7
Loss on refinancing of long-term debt		—	—	44	—
Foreign exchange loss (gain) on long-term debt and financial instruments		24	(11)	17	(4)
Share of results of associates and joint ventures		(1)	—	1	(2)
Profit (loss) before income taxes		5	41	(53)	37
Provision for income taxes		21	13	3	13
Net earnings (loss) from continuing operations including non-controlling interest for the period		(16)	28	(56)	24
Net earnings (loss) from discontinued operations for the period	4	1	(16)	(36)	(17)
Net earnings (loss) including non-controlling interest for the period		(15)	12	(92)	7
Net earnings attributable to non-controlling interest		1	1	8	2
Net earnings (loss) attributable to Shareholders for the period		(16)	11	(100)	5
Net earnings (loss) from continuing operations per basic and diluted common share		$(0.18)	$0.28	$(0.68)	$0.23
Net earnings (loss) per basic and diluted common share		$(0.17)	$0.12	$(1.06)	$0.06
Weighted average basic number of common shares outstanding		94,145,944	93,887,849	94,007,404	93,884,577
Weighted average number of diluted common shares		95,360,957	94,936,241	95,378,826	94,572,518

Net earnings (loss) attributable to Shareholders:
Continuing operations		(17)	27	(64)	22
Discontinued operations		1	(16)	(36)	(17)
Net earnings (loss)		(16)	11	(100)	5
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES Q3 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net earnings (loss) including non-controlling interest for the period	(15)	12	(92)	7
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	20	(7)	21	28
Change in foreign currency translation related to net investment hedging activities	(24)	9	(25)	(15)
Income taxes	3	(1)	3	2
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	2	(3)
Change in fair value of interest rate swaps	(2)	1	(10)	11
Change in fair value of commodity derivative financial instruments	—	—	9	5
Income taxes	1	—	1	(5)
Available-for-sale financial assets	1	—	—	—
	(1)	3	1	23
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	—	41	(28)	74
Income taxes	—	(11)	8	(20)
	—	30	(20)	54
Other comprehensive income (loss)	(1)	33	(19)	77
Comprehensive income (loss) including non-controlling interest for the period	(16)	45	(111)	84
Comprehensive income (loss) attributable to non-controlling interest for the period	(2)	2	4	6
Comprehensive income (loss) attributable to Shareholders for the period	(14)	43	(115)	78
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(17)	50	(75)	80
Discontinued operations	3	(7)	(40)	(2)
Comprehensive income (loss)	(14)	43	(115)	78
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

48	CASCADES Q3 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(100)	—	(100)	8	(92)
Other comprehensive income (loss)	—	—	(20)	5	(15)	(4)	(19)
	—	—	(120)	5	(115)	4	(111)
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Balance - End of period	483	18	511	(55)	957	117	1,074

	For the 9-month period ended September 30, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income
Net earnings	—	—	5	—	5	2	7
Other comprehensive income	—	—	54	19	73	4	77
	—	—	59	19	78	6	84
Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)
Balance - End of period	482	17	623	(68)	1,054	107	1,161
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES Q3 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	49

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		(16)	11	(100)	5
Net loss (earnings) from discontinued operations for the period		(1)	16	36	17
Net earnings (loss) from continuing operations		(17)	27	(64)	22
Adjustments for:
Financing expense and interest expense on employee future benefits		25	28	83	84
Loss on refinancing of long-term debt		—	—	44	—
Depreciation and amortization		45	44	135	128
Loss (gain) on acquisitions, disposals and others		1	—	(4)	3
Impairment charges and restructuring costs		—	—	41	—
Unrealized loss (gain) on derivative financial instruments		(2)	(7)	1	(5)
Foreign exchange loss (gain) on long-term debt and financial instruments		24	(11)	17	(4)
Provision for income taxes		21	13	3	13
Share of results of associates and joint ventures		(1)	—	1	(2)
Net earnings attributable to non-controlling interest		1	1	8	2
Net financing expense paid		(17)	(16)	(69)	(65)
Premium paid on long-term debt refinancing	7	(11)	—	(31)	—
Income taxes received		21	4	21	3
Dividend received		2	6	9	7
Employee future benefits and others		(5)	(8)	(13)	(20)
		87	81	182	166
Changes in non-cash working capital components		9	21	(59)	(31)
		96	102	123	135
Investing activities from continuing operations
Investments in associates and joint ventures		—	(16)	—	(17)
Payments for property, plant and equipment		(43)	(23)	(124)	(97)
Proceeds on disposals of property, plant and equipment		—	3	6	9
Investments in intangible and other assets		—	(1)	(1)	(21)
		(43)	(37)	(119)	(126)
Financing activities from continuing operations
Bank loans and advances		(23)	(13)	4	(12)
Change in revolving credit facilities		162	(27)	(112)	78
Issuance of senior notes, net of related expenses	7	—	—	833	—
Repayment of senior notes	7	(274)	—	(740)	(10)
Increase in other long-term debt		21	—	22	13
Payments of other long-term debt		(5)	(7)	(31)	(36)
Settlement of derivative financial instruments		—	—	—	(14)
Issuance of common shares		—	—	1	—
Acquisition of non-controlling interest including dividend paid		—	—	—	(19)
Dividends paid to the Corporation's Shareholders		(3)	(4)	(11)	(12)
		(122)	(51)	(34)	(12)
Change in cash and cash equivalents during the period from continuing operations		(69)	14	(30)	(3)
Change in cash and cash equivalents during the period from discontinued operations	4	1	4	38	7
Net change in cash and cash equivalents during the period		(68)	18	8	4
Currency translation on cash and cash equivalents		—	—	(1)	1
Cash and cash equivalents - Beginning of period		98	7	23	20
Cash and cash equivalents - End of period		30	25	30	25
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

50	CASCADES Q3 2014 - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.
The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.
The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation's Packaging Products) and Tissue Papers.

				SALES
		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Packaging Products
Containerboard		366	353	1,059	986
Boxboard Europe		199	194	677	621
Specialty Products		167	197	577	582
Discontinued operations of Boxboard Europe	4	(6)	(11)	(32)	(37)
Discontinued operations of Specialty Products	4	(22)	(55)	(146)	(169)
Intersegment sales		(12)	(13)	(41)	(40)
		692	665	2,094	1,943
Tissue Papers		282	279	784	784
Intersegment sales and others		(10)	(12)	(27)	(34)
Total		964	932	2,851	2,693

		OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Packaging Products
Containerboard		51	49	114	109
Boxboard Europe		14	9	45	30
Specialty Products		14	(5)	(4)	22
Discontinued operations of Boxboard Europe	4	—	2	13	4
Discontinued operations of Specialty Products	4	(2)	17	26	10
		77	72	194	175
Tissue Papers		32	39	75	101
Corporate		(11)	(9)	(42)	(33)
Operating income before depreciation and amortization		98	102	227	243
Depreciation and amortization		(45)	(44)	(135)	(128)
Financing expense and interest expense on employee future benefits		(25)	(28)	(83)	(84)
Loss on refinancing of long-term debt		—	—	(44)	—
Foreign exchange gain (loss) on long-term debt and financial instruments		(24)	11	(17)	4
Share of results of associates and joint ventures		1	—	(1)	2
Profit (loss) before income taxes		5	41	(53)	37

CASCADES Q3 2014 - SEGMENTED INFORMATION	51

SEGMENTED INFORMATION (CONTINUED)

		PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2014	2013	2014	2013
Packaging Products
Containerboard		9	8	21	26
Boxboard Europe		22	10	29	19
Specialty Products		2	7	10	14
Discontinued operations of Specialty Products	4	—	(3)	(1)	(4)
		33	22	59	55
Tissue Papers		25	13	57	25
Corporate		1	2	6	11
Total acquisitions		59	37	122	91
Proceeds on disposals of property, plant and equipment		—	(3)	(6)	(9)
Capital-lease acquisitions and acquisitions included in other liabilities		(7)	(2)	(12)	(3)
		52	32	104	79
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period		10	7	33	28
End of period		(19)	(19)	(19)	(19)
Payments for property, plant and equipment net of proceeds on disposals		43	20	118	88

52	CASCADES Q3 2014 - SEGMENTED INFORMATION

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the 3-month and 9-month periods ended September 30, 2014
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.
The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 5, 2014.
NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB'') applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (''GAAP'') as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting which incorporates IFRS as issued by the IASB.
The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2013. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.
In 2014, the Corporation classifies shipping expenses of $26 million as cost of sales ($8 million for 3-month period). As a result of this classification, the Corporation has reclassified shipping expenses that were previously classified within Selling and administrative expenses under Cost of sales for the comparative period, resulting in a reclassification adjustment of $30 million as at September 30, 2013 ($10 million for 3-month period).

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by Management in applying the Corporation's accounting policies and the key sources of information were the same as the ones that applied to the audited consolidated financial statements for the year ended December 31, 2013.

CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	53

NOTE 4
DISCONTINUED OPERATIONS AND DISPOSAL
DISCONTINUED OPERATIONS

Boxboard Europe Group
On June 15, 2014, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden. The operating results and cash flows from this activity are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of Swedish virgin boxboard
Sales, net of intercompany transactions	6	11	32	37
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	5	12	32	38
Impairment charges and restructuring costs	—	—	11	—
Other expenses	1	1	2	3
Net loss from discontinued operations	—	(2)	(13)	(4)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of Swedish virgin boxboard
Cash flows from (used for):
Operating activities	2	1	2	(2)

Specialty Product Group
On June 30, 2014, we sold our fine papers activities of the Specialty Product Group for a cash consideration of $39 million, before transaction fees of $1 million, of which $37 million was received on closing and $2 million during the third quarter. During the third quarter, the Corporation recorded and paid a preliminary working capital adjustment of $2 million. The transaction is still subject to working capital adjustment as of September 30, 2014.
On September 26, 2014, we ceased the operation of our kraft papers manufacturing activities of the Specialty Product Group located in East Angus, Québec. The closure was announced on July 9, 2014, and an impairment charge of $2 million on spare parts and restructuring costs of $4 million were recorded in the second quarter. At the same time, a curtailment gain of $9 million was recorded on the pension plan.
The operating results and cash flows from these activities, which constituted the specialty papers sectors, are presented as discontinued operations and prior periods have been restated.

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Results of the discontinued operations of specialty papers sector
Sales, net of intercompany transactions	22	55	146	169
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	18	46	127	146
Depreciation and amortization	—	3	3	6
Impairment charges and restructuring costs	—	20	(3)	20
Other expenses	—	6	8	13
Operating income (loss)	4	(20)	11	(16)
Interest expense on employee future benefits	—	—	1	2
Income tax	1	(6)	4	(5)
Net earnings (loss) from operations	3	(14)	6	(13)
Loss on disposal, net of income taxes	(2)	—	(29)	—
Net earnings (loss) from discontinued operations	1	(14)	(23)	(13)

54	CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Net cash flow of discontinued operations of specialty papers sector
Cash flows from (used for):
Operating activities	(1)	6	1	13
Investing activities	—	(3)	(1)	(4)
Consideration received on disposal, net of transactions fees of $1 million	—	—	36	—
Total	(1)	3	36	9

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2014	2013	2014	2013
Consolidated net earnings (loss) from discontinued operations	1	(16)	(36)	(17)
Consolidated net earnings (loss) from discontinued operations per common share
Basic and diluted	$0.01	$(0.16)	$(0.38)	$(0.17)

DISPOSAL OF THE FINE PAPERS ACTIVITIES

Assets and liabilities of the fine papers activities at the time of disposal were as follows:

BUSINESS SEGMENT	SPECIALTY PRODUCTS GROUP
Fine Papers Activities
(in millions of Canadian dollar)
Accounts receivables	26
Inventories	33
Property, plants and equipment	62
Other assets	9
130

Trade and other payables	30
Provisions for contingencies and charges	1
Other liabilities	23
54
76
Loss on disposal before tax and transactions fees	(39)
Transactions fees	(1)
Total consideration received	36

NOTE 5
LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2014, the Corporation recorded the following gains and loss:

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2014	2014
Gain on disposal of property, plant and equipment	(1)	(1)
Onerous contract	2	2
Gain on a joint-venture contribution	—	(5)
	1	(4)
In the third quarter, the Containerboard Group sold a building in connection with a closed plant and recorded a gain of $1 million. Also during the third quarter, in connection with our boxboard plants sold in 2011, we recorded a loss of $2 million related to an onerous lease contract following the bankruptcy of Fusion Paperboard.

CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	55

On January 31, the Corporation concluded the creation of a new joint venture of converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL).This transaction resulted in a gain of $5 million (see note 6 ''Investments in associates and joint ventures'' for more details).

IMPAIRMENT AND RESTRUCTURING COSTS

In the first nine months of 2014, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended September 30,		For the 9-month period ended September 30,
	2014		2014
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard Group	—	—	17	—
Specialty Product Group	—	—	8	—
Corporate activities	—	—	16	—
	—	—	41	—

In the second quarter of 2014, our Containerboard Group reviewed the recoverable value of one mill and recorded impairment charges of $12 million on property, plant and equipment and $5 million on spare parts.

The Specialty Product Group recorded impairment charges of $2 million on property, plant and equipment and $3 million on spare parts due to sustained challenging business conditions for a plant manufacturing consumer goods made from recovered plastics in its consumer products sub-segment. On September 30, 2014, the plant was sold to Laurent Lemaire, a director and major shareholder of the Corporation, at a value determined to be fair by the independent members of the Board. The independent directors of the Board reviewed all options for this business and determined that the sale to Mr. Lemaire was in the best interest of the Corporation and the employees of the consumer plastics business. The Group also recorded impairment charges of $3 million on other assets.

In the second quarter of 2014, Corporate Activities recorded an impairment charge of $16 million on notes receivable related to the 2011 disposal of our U.S. boxboard activities.

For all these impaired assets, recoverable amount was based on fair value less cost of disposal.

NOTE 6
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
On January 31, 2014, the Corporation concluded the creation of Maritime Paper Products Limited Partnership (MPPLP), a new joint venture of converting corrugated board activities in the Atlantic Provinces with Maritime Paper Products Limited (MPPL), announced on November 27, 2013. The creation of this joint venture will position our Containerboard Group to achieve future growth in the Atlantic Provinces and to remain at the forefront in this market, by offering an improved and more comprehensive range of products to its customers. Furthermore, the creation of MPPLP aims to provide customers with better service through the combined strengths of our Containerboard Group and MPPL.

Our containerboard operations located in St. John’s, Newfoundland, and Moncton, New Brunswick, were integrated with those of MPPL on February 1, 2014, and the Corporation received a 40% ownership in the joint venture. This transaction resulted in a gain of $5 million and non-interest bearing notes receivable totaling $4 million to be received over a 7-year period.

56	CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Net asset contribution and investment in joint venture:

BUSINESS SEGMENT	CONTAINERBOARD
Joint venture created	Maritime Paper Products Limited Partnership (MPPLP)
(in millions of Canadian dollar)
Book value of identifiable assets and liabilities contributed:
Accounts receivable and prepaid expenses	(4)
Inventory	(3)
Property, plant & equipment	(5)
Total assets	(12)
Accounts payable	3
Net assets contributed	(9)

Fair value of share in the Joint venture	14
Notes receivable from MPPLP	4
Total consideration received	18
Total gain	9
Deferred gain on equity already owned	(4)
Net gain recorded on the transaction	5

Net investment on balance sheet:
Fair value of share in the Joint venture	14
Deferred gain on share already owned	(4)
10

NOTE 7
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	SEPTEMBER 30, 2014	DECEMBER 31, 2013
Revolving credit facility, weighted average interest rate of 2.65% as at September 30, 2014, consists of $170 million; US$26 million and €123 million (December 31, 2013 - $291 million; US$10 million and €125 million)	2016	374	484
7.75% Unsecured senior notes of $200 million repurchased in 2014	2016	—	199
7.75% Unsecured senior notes of US$500 million repurchased in 2014	2017	—	527
7.875% Unsecured senior notes of US$250 million	2020	277	263
5.50% Unsecured senior notes of $250 million	2021	250	—
5.50% Unsecured senior notes of US$550 million	2022	616	—
Other debts of subsidiaries		32	39
Other debts without recourse to the Corporation		81	80
		1,630	1,592
Less: Unamortized financing costs		15	13
Total long-term debt		1,615	1,579
Less:
Current portion of debts of subsidiaries		11	15
Current portion of debts without recourse to the Corporation		27	24
		38	39
		1,577	1,540

As at September 30, 2014, the long-term debt had a fair value of $1,621 million (December 31, 2013 – $1,640 million).

CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	57

DEBT REFINANCING
On June 19, 2014, the Corporation issued US$550 million aggregate principal amount of 5.50% senior notes due 2022 and $250 million aggregate principal amount of 5.50% due 2021. The Corporation used the proceeds from this offering of notes to fund the purchase of the Corporation's unsecured senior notes maturing in 2016 and 2017. The Corporation used part of the proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer totaling $13 million.

As well, the Corporation purchased for a total consideration of US$521 million ($563 million) and $208 million, including premiums of US$21 million ($23 million) and $8 million, a total of US$500 million aggregate principal amount of 7.75% senior notes due 2017 and $200 million aggregate principal amount of 7.75 % senior notes due 2016.

Issuance proceeds were used as follows:

(in millions of Canadian dollars)	JUNE 2014	JULY 2014	TOTAL
Debt issuance	846	—	846
Offering and tender offer fees	(13)	—	(13)
Refinanced debt repurchase	(466)	(274)	(740)
Premium paid on refinanced debt	(20)	(11)	(31)
Increase (decrease) of credit facility	(286)	224	(62)
Decrease (increase) in cash balance	(61)	61	—

NOTE 8
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation's investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation's financial assets and financial liabilities measured at fair value on a recurring basis as at September 30, 2014, and indicates the fair value hierarchy of the Corporation's valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.

The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

58	CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

			AS AT SEPTEMBER 30, 2014
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	23	—	23	—
Total	27	1	26	—
Financial liabilities
Derivative financial liabilities	44	—	44	—
Total	44	—	44	—

			AS AT DECEMBER 31, 2013
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	6	—	6	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	18	—	18	—
Total	25	1	24	—
Financial liabilities
Derivative financial liabilities	49	—	49	—
Total	49	—	49	—

This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Riko Gaudreault
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boul. Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

CASCADES Q3 2014 - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	59